                                                      Registration No. 333-93031


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2

                          Pre-Effective Amendment No. 1


                             SEPARATE ACCOUNT FUVUL
            OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                           (Exact Name of Registrant)


             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               440 Lincoln Street
                               Worcester, MA 01653
                     (Address of Principal Executive Office)

                            Mary Eldridge, Secretary
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)


             It is proposed that this filing will become effective:


                    immediately upon filing pursuant to paragraph (b)
               ----
                    on (date) pursuant to paragraph (b)
               ----
                    60 days after filing pursuant to paragraph (a) (1)
               ----
                    on (date) pursuant to paragraph (a) (1) of Rule 485
               ----
                    this post-effective amendment designates a new effective
               ----
                    date for a previously filed post-effective amendment
               ----

                         FLEXIBLE PREMIUM VARIABLE LIFE

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities Is being registered under the Securities Act of 1933 ("1933 Act").

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

                      RECONCILIATION AND TIE BETWEEN ITEMS
                        IN FORM N-8B-2 AND THE PROSPECTUS


ITEM NO. OF
FORM N-8B-2                    CAPTION IN PROSPECTUS
-----------                    ---------------------
1..............................Cover Page
2..............................Cover Page
3..............................Not Applicable
4..............................Distribution
5..............................The Company, The Separate Account and the Underlying Funds
6..............................The Separate Account
7..............................Not Applicable
8..............................Not Applicable
9..............................Legal Proceedings
10.............................Summary; Description of the Company, The Separate Account and the Underlying
                                Funds; The Policy; Policy Termination and Reinstatement; Other Policy Provisions
11.............................Objectives and Policy
12.............................Summary; the Underlying Funds;
13.............................Summary; the Underlying Funds; Investment Advisory Services to the
                                Underlying Funds; Charges and Deductions
14.............................Summary; Applying for a Policy
15.............................Summary; Applying for a Policy; Payments; Allocation of Premiums
16.............................The Separate Account; the Underlying Funds; Payments; Allocation of
                                Net Premiums
17.............................Summary; Surrender; Partial Withdrawal; Charges and Deductions;
                                Policy Termination and Reinstatement
18.............................The Separate Account; the Underlying Funds; Payments
19.............................Reports; Voting Rights
20.............................Not Applicable
21.............................Summary; Policy Loans; Other Policy Provisions
22.............................Other Policy Provisions
23.............................Not Required
24.............................Other Policy Provisions
25.............................The Company
26.............................Not Applicable
27.............................The Company
28.............................Directors and Principal Officers of the Company
29.............................The Company
30.............................Not Applicable
31.............................Not Applicable
32.............................Not Applicable
33.............................Not Applicable
34.............................Not Applicable
35.............................Distribution
36.............................Not Applicable
37.............................Not Applicable
38.............................Summary; Distribution





ITEM NO. OF
FORM N-8B-2                    CAPTION IN PROSPECTUS
-----------                    ---------------------
39.............................Summary; Distribution
40.............................Not Applicable
41.............................The Company, Distribution
42.............................Not Applicable
43.............................Not Applicable
44.............................Payments; Policy Value and Cash Surrender Value
45.............................Not Applicable
46.............................Policy Value and Cash Surrender Value; Federal Tax Considerations
47.............................The Company
48.............................Not Applicable
49.............................Not Applicable
50.............................The Separate Account
51.............................Cover Page; Summary; Charges and Deductions; The Policy; Policy Termination and
                               Reinstatement; Other Policy Provisions
52.............................Addition, Deletion or Substitution of Investments
53.............................Federal Tax Considerations
54.............................Not Applicable
55.............................Not Applicable
56.............................Not Applicable
57.............................Not Applicable
58.............................Not Applicable
59.............................Not Applicable

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                            WORCESTER, MASSACHUSETTS
          INDIVIDUAL FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICIES


This Prospectus provides important information about an individual flexible payment variable life insurance policy issued by Allmerica Financial Life Insurance and Annuity Company. The policies are funded through the Separate Account FUVUL, a separate investment account of the Company that is referred to as the Variable Account. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE.


The Separate Account is subdivided into Sub-Accounts. Each Sub-Account invests exclusively in shares of one of the following Funds:


AIM VARIABLE INSURANCE FUNDS, INC.              FEDERATED INSURANCE SERIES
AIM V.I. Value Fund                             Federated American Leaders Fund II
AIM V.I. Capital Appreciation Fund              Federated High Income Bond Fund II
THE ALGER AMERICAN FUND PORTFOLIOS              Federated Prime Money Fund II
Alger American Balanced Portfolio               MFS - VARIABLE INSURANCE TRUST-SM-
Alger American Growth Portfolio                 MFS - Emerging Growth Series
Alger American Leveraged AllCap Portfolio       MFS - Growth with Income Series
Alger American Small Capitalization Portfolio   MFS - Utilities Series
ALLMERICA INVESTMENT TRUST                      OPPENHEIMER VARIABLE ACCOUNT FUNDS
AIT Money Market Fund                           Oppenheimer Aggressive Growth Fund/VA
DREYFUS VARIABLE INVESTMENT FUND                Oppenheimer Main Street Growth & Income Fund/VA
Dreyfus Capital Appreciation Portfolio          Oppenheimer Small Cap Growth/VA
Dreyfus Quality Bond Portfolio                  Oppenheimer Strategic Bond
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH         TEMPLETON VARIABLE PRODUCTS SERIES FUND
FUND, INC.                                      Templeton International Fund
Dreyfus Socially Responsible Growth Fund        Templeton Asset Allocation Fund
EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA Small Cap Value Fund
Evergreen VA Equity Index Fund
Evergreen VA Foundation Fund
Evergreen VA Global Leaders Fund


Policy owners may choose the amount of initial payment and vary the frequency and amount of future payments, within limits. The Policy allows partial withdrawals and full surrender of the Policy's Surrender Value, within limits.


THE POLICIES ARE NOT SUITABLE FOR SHORT-TERM INVESTMENT. VARIABLE LIFE POLICIES INVOLVE RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL. IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH THE POLICY. THIS LIFE POLICY IS NOT: A BANK DEPOSIT OR OBLIGATION; FEDERALLY INSURED; ENDORSED BY ANY BANK OR GOVERNMENTAL AGENCY.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE INFORMATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus can also be obtained from the Securities and Exchange Commission's website (http:// www.sec.gov).


CORRESPONDENCE MAY BE MAILED TO:               DATED MARCH   , 2000
ALLMERICA LIFE                                 WORCESTER, MASSACHUSETTS 01653
P.O. BOX 8179                                  (508) 855-1000
BOSTON, MA 02266-8179

                               TABLE OF CONTENTS


SPECIAL TERMS...............................................       4
SUMMARY OF FEES AND EXPENSES................................       7
SUMMARY OF POLICY FEATURES..................................      11
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT AND THE
UNDERLYING FUNDS............................................      17
INVESTMENT OBJECTIVES AND POLICIES..........................      19
THE POLICY..................................................      23
  Applying for a Policy.....................................      23
  Free-Look Period..........................................      23
  Conversion Privilege......................................      24
  Payments..................................................      24
  Allocation of Payments....................................      25
  Transfer Privilege........................................      25
  Death Benefit.............................................      26
  Election of Death Benefit Options.........................      27
  Changing Between Death Benefit Option 1 and
    Death Benefit 2.........................................      30
  Guaranteed Death Benefit Rider............................      31
  Change in Face Amount.....................................      32
  Policy Value..............................................      33
  Payment Options...........................................      34
  Optional Insurance Benefits...............................      34
  Surrender.................................................      34
  Partial Withdrawal........................................      35
CHARGES AND DEDUCTIONS......................................      36
  Monthly Charges (The Monthly Deduction)...................      36
  Computing Monthly Policy Charges..........................      37
  Fund Expenses.............................................      39
  Partial Withdrawal Transaction Charge.....................      39
  Transfer Charges..........................................      39
  Other Administrative Charges..............................      39
POLICY LOANS................................................      40
  Preferred Loan Option.....................................      40
  Repayment of Outstanding Loan.............................      40
  Effect of Policy Loans....................................      41
POLICY TERMINATION AND REINSTATEMENT........................      41
  Termination...............................................      41
  Reinstatement.............................................      41
OTHER POLICY PROVISIONS.....................................      42
  Policy Owner..............................................      42
  Beneficiary...............................................      42
  Assignment................................................      42
  Limit on Right to Challenge Policy........................      43
  Suicide...................................................      43
  Misstatement of Age or Sex................................      43
  Delay of Payments.........................................      43
FEDERAL TAX CONSIDERATIONS..................................      43
  The Company and The Variable Account......................      44
  Taxation of The Policies..................................      44
  Policy Loans..............................................      44
  Modified Endowment Policies...............................      45
VOTING RIGHTS...............................................      45

DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY.............      46
DISTRIBUTION................................................      47
REPORTS.....................................................      48
LEGAL PROCEEDINGS...........................................      48
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........      48
FURTHER INFORMATION.........................................      49
MORE INFORMATION ABOUT THE FIXED ACCOUNT....................      49
  General Description.......................................      49
  Fixed Account Interest....................................      49
  Partial Withdrawals and Transfers.........................      50
INDEPENDENT ACCOUNTANTS.....................................      50
FINANCIAL STATEMENTS........................................      50
APPENDIX A -- GUIDELINE MINIMUM DEATH BENEFIT FACTORS
TABLE.......................................................     A-1
APPENDIX B -- OPTIONAL INSURANCE BENEFITS...................     B-1
APPENDIX C -- GUARANTEED MONTHLY POLICY CHARGE RATES........     C-1
APPENDIX D -- ILLUSTRATIONS.................................     D-1
FINANCIAL STATEMENTS........................................   FIN-1

                                 SPECIAL TERMS

AGE: how old the Insured is on the birthday closest to a Policy anniversary.

BENEFICIARY: the person or persons you name to receive the Net Death Benefit when the Insured dies.

COMPANY: Allmerica Financial Life Insurance and Annuity Company. "We," "our," "us," and "the Company" refer to Allmerica Financial Life Insurance and Annuity Company in this Prospectus.

DATE OF ISSUE: the date the Policy was issued, used to measure the monthly processing date, Policy months, Policy years and Policy anniversaries.

DEATH BENEFIT: the amount payable when the Insured dies prior to the Final Payment Date, before deductions for any Outstanding Loan, partial withdrawals, partial withdrawal transaction charge, and due and unpaid Monthly Deductions.

EVIDENCE OF INSURABILITY: information, including medical information, used to decide the Insured's underwriting class.

FACE AMOUNT: the amount of insurance coverage applied for. The initial Face Amount is shown in your Policy.

FINAL PAYMENT DATE: the Policy anniversary nearest the Insured's 100th birthday. After this date, no payments may be made. The Net Death Benefit may be different before and after the Final Payment Date. See NET DEATH BENEFIT.

FIXED ACCOUNT: a guaranteed account of the general account that guarantees principal and a fixed interest rate.


FUNDS (UNDERLYING FUNDS): a subdivision of the Variable Account investing exclusively in the shares of a corresponding portfolios of AIM Variable Insurance Funds, Inc., The Alger American Fund, Allmerica Investment Trust, Dreyfus Variable Investment Fund, Dreyfus Socially Responsible Growth Fund, Inc., Evergreen Variable Annuity Trust, Federated Insurance Series, MFS Variable Insurance Trust, Oppenheimer Variable Account Funds, and Templeton Variable Products Series Fund.


GENERAL ACCOUNT: all our assets other than those held in a separate investment account.

GUIDELINE MINIMUM DEATH BENEFIT: the minimum death benefit required to qualify the Policy as "life insurance" under federal tax laws. The Guideline Minimum Death Benefit is the PRODUCT of:

    - the Policy Value TIMES

    - a percentage factor.

The percentage factor is a percentage that, when multiplied by the Policy Value, determines the minimum death benefit required under federal tax laws. If Death Benefit Option 3 is in effect, the percentage factor is based on the Insured's attained age, sex, and underwriting class, as set forth in the Policy. If Death Benefit Option 1 or Death Benefit Option 2 is in effect, the percentage factor is based on the Insured's attained age, as set forth in APPENDIX A, Guideline Minimum Death Benefit Factors Table.

INSURANCE AMOUNT: the death benefit less the Policy Value.

LOAN VALUE: the maximum amount you may borrow under the Policy.

MINIMUM MONTHLY PAYMENT: a monthly amount shown in your Policy. If you pay this amount, we guarantee that your Policy will not lapse before the 49th monthly processing date from the Date of Issue or increase in Face Amount, within limits.

MONTHLY PROCESSING DATE: the date, shown in your Policy, when Monthly Deductions are taken from Policy Value.

NET DEATH BENEFIT: Before the Final Payment Date, the Net Death Benefit is:

    - the death benefit under either Death Benefit Option 1, Death Benefit Option 2, or Death Benefit Option 3, MINUS

    - any Outstanding Loan on the Insured's death, partial withdrawals, partial withdrawal transaction charge, and due and unpaid Monthly Deductions.

Where permitted by state law, we will compute the Net Death Benefit on the date we receive due proof of the Insured's death under Death Benefit Option 2 and on the date of death for Death Benefit Options 1 and 3. If required by state law, we will compute the Net Death Benefit on the date of death for Death Benefit Option 2.

After the Final Payment Date, the Net Death Benefit generally is:

    - the Policy Value MINUS

    - any Outstanding Loan.

If the Guaranteed Death Benefit Rider is in effect, after the Final Payment Date, the death benefit is the greater of:

    - the Face Amount as of the Final Payment Date; or

    - the Policy Value as of the date due proof of death is received by the Company.

OUTSTANDING LOAN: all unpaid Policy loans plus loan interest due or accrued.

POLICY CHANGE: any change in the Face Amount, the addition or deletion of a Rider, underwriting reclassifications, or a change in death benefit option (Option 1 or Option 2).

POLICY OWNER: the person who may exercise all rights under the Policy, with the consent of any irrevocable beneficiary. "You" and "your" refer to the Policy owner in this Prospectus.

POLICY VALUE: the total value of your Policy. It is the SUM of the:

    - Value of the units of the sub-accounts credited to your Policy PLUS

    - Accumulation in the Fixed Account credited to the Policy

PREMIUM: a payment you must make to us to keep the Policy in force.

PRINCIPAL OFFICE: our office at 440 Lincoln Street, Worcester, Massachusetts 01653.

PRO-RATA ALLOCATION: an allocation among the Fixed Account and the Sub-Accounts in the same proportion that, on the date of allocation, the unloaned Policy Value in the Fixed Account and the Policy Value in each sub-account bear to the total unloaned Policy Value.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a fund.

SURRENDER VALUE: the amount payable on a full surrender. It is the Policy Value less any Outstanding Loan.

UNDERWRITING CLASS: the insurance risk classification that we assign the Insured based on the information in the application or enrollment form and other evidence of insurability we consider. The Insured's underwriting class will affect the monthly charges and the payment required to keep the Policy in force.

UNIT: a measure of your interest in a Sub-Account.

VALUATION DATE: any day on which the net asset value of the shares of any funds and unit values of any sub-accounts are computed. Valuation Dates currently occur on:

    - Each day the New York Stock Exchange is open for trading

    - Other days (other than a day during which no payment, partial withdrawal or surrender of a Policy was received) when there is a sufficient degree of trading in a fund's portfolio securities so that the current net asset value of the sub-accounts may be materially affected

VALUATION PERIOD: the interval between two consecutive Valuation Dates.

VARIABLE ACCOUNT: Separate Account FUVUL, one of our separate investment accounts.

WRITTEN REQUEST: your request in writing, satisfactory to us, received at our Principal Office.

                          SUMMARY OF FEES AND EXPENSES

WHAT CHARGES WILL I INCUR UNDER MY POLICY?

Charges will be deducted in connection with the Policy to compensate the Company for:

    - Administering the Policy

    - Providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider

    - Payment of any applicable taxes

    - Assuming certain risks in connection with the Policy

    - Incurring expenses in distributing the Policy

The following charges will apply to your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if you choose options under the Policy.


On each monthly processing date, we will deduct certain monthly charges (the "Monthly Deduction") from Policy Value. You may allocate the Monthly Deduction to any number of sub-accounts and to the unloaned Policy Value in the Fixed Account. If you make no allocation, we will make a Pro-Rata Allocation. If the accounts you chose do not have sufficient funds to cover the Monthly Deduction, we will make a Pro-Rata Allocation. The following monthly charges comprise the Monthly Deduction:



    - THE MONTHLY POLICY CHARGE -- will be charged on each monthly processing date until the Final Payment Date. The primary purpose of the Monthly Policy Charge is to compensate us for providing life insurance coverage for the Insured. In addition, a portion of this charge compensates us for administrative, tax and distribution expenses. The Monthly Policy Charge is equal to a current Monthly Policy Charge rate per $1,000 times the Insurance Amount. See CHARGES AND DEDUCTIONS. As indicated in the table in Appendix C, the maximum Monthly Policy Charge for each $1000 of Insurance Amount is $83.33 at age 99. For examples, see APPENDIX C.


    - MONTHLY MORTALITY AND EXPENSE RISK CHARGE -- This monthly charge is currently equal to and may not exceed 1/12th of 0.75% of the Policy Value in each sub-account for the first 10 Policy years, 1/12th of 0.50% for Policy Years 11 through 20, and 0.25% for Policy years 21 and later. The charge is calculated based on the Policy Value in the sub-accounts of the Variable Account (but not the Fixed Account) as of the prior Monthly Processing Date. This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. This charge will continue to be assessed after the Final Payment Date.

    - MONTHLY RIDER CHARGES -- These charges will vary based on the Riders selected and by the sex, age, and underwriting classification of the Insured.

The charge below applies only if you make a partial withdrawal:

    - PARTIAL WITHDRAWAL TRANSACTION CHARGE -- For each partial withdrawal, we deduct a transaction fee of 2% of the amount withdrawn, not to exceed $25 for each partial withdrawal.

The charges below are designed to reimburse us for Policy administrative costs, and apply under the following circumstances:

    - CHARGE FOR OPTIONAL GUARANTEED DEATH BENEFIT RIDER -- A one time administrative charge of $25 will be deducted from Policy Value when the Rider is elected.

    - TRANSFER CHARGE -- Currently, the first 12 transfers of Policy Value in a Policy year are free. A current transfer charge of $10, never to exceed $25, applies for each additional transfer in the same Policy year. This charge is for the costs of processing the transfer.

    - OTHER ADMINISTRATIVE CHARGES -- We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge for:

       - Changing payment allocation instructions

       - Changing the allocation of the Monthly Deduction among the various sub-accounts

       - Providing a projection of values

WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?


In addition to the charges described above, certain fees and expenses are deducted from the assets of the Underlying Funds. The levels of fees and expenses vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds for 1999. Expenses of the Funds are not fixed or specified under the Contract, and actual expenses may vary.


                        Underlying Fund Annual Expenses
     (as a percentage of Underlying Fund average net assets, after expense reimbursements)


                                                                                                TOTAL FUND
                                             MANAGEMENT FEE                OTHER EXPENSES        EXPENSES
                                            (AFTER VOLUNTARY    12-B-1    (AFTER APPLICABLE   (AFTER WAIVERS/
UNDERLYING FUND                                 WAIVERS)         FEES      REIMBURSEMENTS)    REIMBURSEMENTS)
---------------                             ----------------   --------   -----------------   ---------------
AIM V.I. Value Fund.......................         0.61%        0.00%            0.15%             0.76%
AIM V.I. Capital Appreciation Fund........         0.62%        0.00%            0.11%             0.73%
Alger American Balanced Portfolio.........         0.75%        0.00%            0.18%             0.93%
Alger American Growth Portfolio...........         0.75%        0.00%            0.04%             0.79%
Alger American Leveraged AllCap
  Portfolio(4)............................         0.85%        0.00%            0.08%(4)          0.93%
Alger American Small Capitalization
  Portfolio...............................         0.85%        0.00%            0.05%             0.90%
AIT Money Market Fund (6).................         0.24%        0.00%            0.05%             0.29%(6)
Dreyfus Capital Appreciation Portfolio....         0.43%        0.00%            0.35%             0.78%
Dreyfus Quality Bond Portfolio............         0.65%        0.00%            0.09%             0.74%
Dreyfus Socially Responsible Growth
  Fund....................................         0.75%        0.00%            0.04%             0.79%
Evergreen VA Equity Index Fund (1)(2).....         0.00%        0.00%            0.30%             0.30%(1)
Evergreen VA Foundation Fund (1)..........         0.83%        0.00%            0.11%             0.94%
Evergreen VA Global Leaders Fund (1)......         0.76%        0.00%            0.24%             1.00%
Evergreen VA Small Cap Value Fund (1).....         0.59%        0.00%            0.41%             1.00%
Federated American Leaders Fund II........         0.75%        0.00%            0.13%             0.88%
Federated High Income Bond Fund II........         0.60%        0.00%            0.19%             0.79%
Federated Prime Money Fund II.............         0.50%        0.00%            0.23%             0.73%
Templeton International Fund - Class 2....         0.77%        0.25%            0.08%             1.10%
Templeton Asset Allocation Fund - Class
  2.......................................         0.73%        0.25%            0.01%             0.99%
MFS - Emerging Growth Series(3)...........         0.75%        0.00%            0.09%(3)          0.84%(3)
MFS - Growth with Income Series(3)........         0.75%        0.00%            0.13%(3)          0.88%(3)
MFS - Utilities Series(3).................         0.75%        0.00%            0.16%(3)          0.91%(3)

                                                                                                TOTAL FUND
                                             MANAGEMENT FEE                OTHER EXPENSES        EXPENSES
                                            (AFTER VOLUNTARY    12-B-1    (AFTER APPLICABLE   (AFTER WAIVERS/
UNDERLYING FUND                                 WAIVERS)         FEES      REIMBURSEMENTS)    REIMBURSEMENTS)
---------------                             ----------------   --------   -----------------   ---------------
Oppenheimer Aggressive Growth Fund/VA.....         0.66%        0.00%            0.01%             0.67%
Oppenheimer Main Street Growth & Income
  Fund/VA.................................         0.73%        0.00%            0.05%             0.78%
Oppenheimer Small Cap Growth Fund/VA(5)...         0.75%        0.00%            0.63%             1.38%
Oppenheimer Strategic Bond Fund/VA........         0.74%        0.00%            0.04%             0.78%



(1) Evergreen Investment Management has voluntarily agreed to limit aggregate operating expenses (including investment advisory fees, but excluding interest, brokerage commissions and extraordinary expenses) of the Evergreen VA Equity Index Fund to 0.30% of average daily net assets. Without the voluntarily limit, total expenses of the Evergreen VA Equity Index Fund for 1999 are estimated to be 0.82% of average daily assets. Evergreen Asset Management Corp. has voluntarily agreed to limit aggregate operating expenses (including investment advisory fees, but excluding interest, brokerage commissions and extraordinary expenses) of the Evergreen VA Foundation Fund, Evergreen Global Leaders Fund, and Evergreen VA Small Cap Value Fund to 1.00% of average daily net assets. Without these voluntary limitations, total expenses of the Funds during 1999, as a percentage of average daily net assets, would have been 1.19% for Evergreen Global Leaders Fund, and 1.36% for Evergreen VA Small Cap Value Fund. The total operating expenses of the Evergreen VA Foundation Fund did not exceed the expense limitation throughout 1999.



(2) The inception date of the Evergreen VA Equity Index Portfolio is 9/30/99. Expenses have been estimated based upon current fund contracts.



(3) MFS - Emerging Growth Series and MFS - Growth with Income Series have an expense offset arrangement which reduces the series' custodian fee based the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken account, "Net Expenses" should be lower for certain series and would equal: 0.83% for Emerging Growth Series, 0.87% for Growth with Income Series, and 0.90% for Utilities Series.



(4) Included in "Other Expenses" of Alger American Leveraged AllCap is 0.01% of interest expense.



(5) Reflects an agreement by the investment advisor to voluntarily limit aggregate operating expenses to 1.38% of average daily net assets of the
    Oppenheimer Small Cap Growth Fund/VA.



(6) Until further notice Allmerica Financial Investment Management Services, Inc. has declared a voluntary expense cap of 0.60% of average net assets for the AIT Money Market Fund. The total operating expenses of the AIT Money Market Fund did not exceed the expense limitation throughout 1999.

Absent the voluntary limit on aggregate operating expenses, the actual Management Fees, Other Expenses and Total Operating Expenses period were as follows:


                                                                                             TOTAL
                                                  MANAGEMENT    12-B-1                     OPERATING
UNDERLYING FUND                                      FEES        FEES     OTHER EXPENSES   EXPENSES
---------------                                   ----------   --------   --------------   ---------
AIM V.I. Value Fund.............................     0.61%      0.00%         0.15%          0.76%
AIM V.I. Capital Appreciation Fund..............     0.62%      0.00%         0.11%          0.73%
Alger American Balanced Portfolio...............     0.75%      0.00%         0.18%          0.93%
Alger American Growth Portfolio.................     0.75%      0.00%         0.04%          0.79%
Alger American Leveraged AllCap Portfolio.......     0.85%      0.00%         0.08%(2)       0.93%
Alger American Small Capitalization Portfolio...     0.85%      0.00%         0.05%          0.90%
AIT Money Market Fund...........................     0.24%      0.00%         0.05%          0.29%(6)
Dreyfus Capital Appreciation Portfolio..........     0.43%      0.00%         0.35%          0.78%
Dreyfus Quality Bond Portfolio..................     0.65%      0.00%         0.09%          0.74%
Dreyfus Socially Responsible Growth Fund........     0.75%      0.00%         0.04%          0.79%
Evergreen VA Equity Index Fund (1)..............     0.40%      0.00%         0.42%(1)       0.82%(1)
Evergreen VA Foundation Fund....................     0.83%      0.00%         0.11%          0.94%
Evergreen VA Global Leaders Fund................     0.95%      0.00%         0.24%          1.19%
Evergreen VA Small Cap Value Fund...............     0.95%      0.00%         0.41%          1.36%
Federated American Leaders Fund II..............     0.75%      0.00%         0.13%          0.88%
Federated High Income Bond Fund II..............     0.60%      0.00%         0.19%          0.79%
Federated Prime Money Fund II...................     0.50%      0.00%         0.23%          0.73%
Templeton International Fund - Class 2..........     0.77%      0.25%         0.08%          1.35%
Templeton Asset Allocation Fund - Class 2.......     0.73%      0.25%         0.01%          1.24%
MFS - Emerging Growth Series(3).................     0.75%      0.00%         0.09%(3)       0.84%(3)
MFS - Growth with Income Series(3)..............     0.75%      0.00%         0.13%(3)       0.88%(3)
MFS - Utilities Series(3).......................     0.75%      0.00%         0.16%(3)       0.91%(3)
Oppenheimer Aggressive Growth Fund/VA...........     0.66%      0.00%         0.01%          0.67%
Oppenheimer Main Street Growth & Income
  Fund/VA.......................................     0.73%      0.00%         0.05%          0.78%
Oppenheimer Small Cap Growth Fund/VA............     0.75%      0.00%         1.45%          2.20%
Oppenheimer Strategic Bond Fund/VA..............     0.74%      0.00%         0.04%          0.78%



(1) The inception date of the Evergreen VA Equity Index Portfolio is 9/30/99. Expenses have been estimated based upon current fund contracts.



(2) Included in "Other Expenses" of Alger American Leveraged AllCap is 0.01% of interest expense.



(3) Each series has an expense offset arrangement which reduces the series' custodian fee based the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken account, "Net Expenses" should be lower for certain series and would equal: 0.83% for MFS - Emerging Growth Series, 0.87% for MFS - Growth with Income Series, and 0.90% for MFS - Utilities Series.


The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

                           SUMMARY OF POLICY FEATURES

This Summary is intended to provide only a very brief overview of the more significant aspects of the Policy. If you are considering the purchase of this product, you should read the remainder of this Prospectus carefully before making a decision. It offers a more complete presentation of the topics presented here, and will help you better understand the product. However, the Policy, together with its attached application constitutes the entire agreement between you and the Company.


There is no guaranteed minimum Policy Value. The value of a Policy will vary up or down to reflect the investment experience of allocations to the Sub-Accounts and the fixed rates of interest earned by allocations to the General Account. The Policy Value will also be adjusted for other factors, including the amount of charges imposed. The Policy Value may decrease to the point where the Policy will lapse and provide no further death benefit without additional premium payments, unless the optional Guaranteed Death Benefit Rider is in effect. This Rider may not be available in all states.


WHAT IS THE POLICY'S OBJECTIVE?

The objective of the Policy is to give permanent life insurance protection and help you build assets tax-deferred. Features available through the Policy include:

    - A Net Death Benefit that can protect your family

    - Payment options that can guarantee an income for life

    - A personalized investment portfolio

    - Experienced professional investment advisers

    - Tax deferral on earnings.

While the Policy is in force, it will provide:

    - Life insurance coverage on the Insured

    - Policy Value

    - Surrender rights and partial withdrawal rights

    - Loan privileges

    - Optional insurance benefits available by Rider.

The Policy combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Policy Value and the Death Benefit will increase or decrease depending on investment results. Unlike traditional insurance policies, the Policy has no fixed schedule for payments. Within limits, you may make payments of any amount and frequency. While you may establish a schedule of payments ("planned payments"), the Policy will not necessarily lapse if you fail to make planned payments. Also, making planned payments will not guarantee that the Policy will remain in force.

WHO ARE THE KEY PERSONS UNDER THE POLICY?

The Policy is a contract between you and us. Each Policy has a Policy Owner
(you), an Insured (you or another individual you select) and a beneficiary. As Policy Owner, you make payments, choose investment allocations and select the Insured and beneficiary. The Insured is the person covered under the Policy. The beneficiary is the person who receives the Net Death Benefit when the Insured dies.

WHAT HAPPENS WHEN THE INSURED DIES?

We will pay the Net Death Benefit to the beneficiary when the Insured dies while the Policy is in effect. You may choose between three death benefit options. Under Death Benefit Option 1 and Death Benefit Option 3, the death benefit is the greater of (1) the Face Amount (the amount of insurance applied for) or (2) the Guideline Minimum Death Benefit (the Guideline Minimum Death Benefit federal tax law requires). Under Death Benefit Option 2, the death benefit is the greater of (1) the sum of the Face Amount and Policy Value or (2) the Guideline Minimum Death Benefit. For more information, see "Election of Death Benefit Option" under THE POLICY.

The Net Death Benefit is the death benefit less any Outstanding Loan, partial withdrawals, partial withdrawal transaction charge, and due and unpaid Monthly Deductions. However, after the Final Payment Date, the Net Death Benefit is the Policy Value less any Outstanding Loan. The beneficiary may receive the Net Death Benefit in a lump sum or under a payment option we offer.

An optional Guaranteed Death Benefit Rider is available ONLY AT ISSUE OF THE POLICY. (The Guaranteed Death Benefit Rider may not be available in all states, and is not available if the Policy is issued on a simplified underwriting basis). If this Rider is in effect, the Company:

    - guarantees that your Policy will not lapse regardless of the investment performance of the Variable Account; and

    - provides a guaranteed Net Death Benefit.

In order to maintain the Guaranteed Death Benefit Rider, certain minimum premium payment tests must be met on each policy anniversary and within 48 months following the Date of Issue and/or the date of any increase in Face Amount, as described below. In addition, a one-time administrative charge of $25 will be deducted from Policy Value when the Rider is elected. Certain transactions, including policy loans, partial withdrawals, underwriting reclassifications, change in face amount, and changes in Death Benefit Options, can result in the termination of the Rider. IF THIS RIDER IS TERMINATED, IT CANNOT BE REINSTATED. FOR MORE INFORMATION, SEE "Guaranteed Death Benefit Rider."

CAN I EXAMINE THE POLICY?

Yes. You have the right to examine and cancel your Policy by returning it to us or to one of our representatives on or before the 10 days after you receive the Policy or longer when state law so requires. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision in your Contract.

If your Policy provides for a full refund of payments under its "Right to Examine Policy" provision, the Company will mail a refund to you within seven days. We may delay a refund of any payment made by check until the check has cleared the bank.

If required by state law, your Policy will provide for a "full refund." Your refund will be the GREATER of:

    - Your entire payment OR

    - The Policy Value PLUS deductions for taxes, charges or fees.

If your Policy does not provide for a full refund, you will receive:

    - Amounts allocated to the Fixed Account PLUS

    - The Policy Value in the Variable Account PLUS

    - Any taxes, fees or other charges imposed on amounts in the Variable
      Account.

After an increase in Face Amount, a right to cancel the increase also applies.

WHAT ARE MY INVESTMENT CHOICES?


Each Sub-Account invests exclusively in a corresponding Underlying Fund. In some states, insurance regulations may restrict the availability of particular Underlying Funds. The Policy also offers a Fixed Account that is part of the general account of the Company. The Fixed Account is a guaranteed account offering a minimum interest rate. This range of investment choices allows you to allocate your money among the Sub-Accounts and the Fixed Account to meet your investment needs.


If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, we will allocate all sub-account investments to the Money Market Fund until the fourth day after the expiration of the "Right to Examine" provision of your policy. After this, we will allocate all amounts as you have chosen.

You may allocate and transfer money among the following variable investment options:



AIM VARIABLE INSURANCE FUNDS, INC.                     FEDERATED INSURANCE SERIES
AIM V.I. Value Fund                                    Federated American Leaders Fund II
AIM V.I. Capital Appreciation Fund                     Federated High Income Bond Fund II
                                                       Federated Prime Money Fund II

THE ALGER AMERICAN FUND PORTFOLIOS                     MFS - VARIABLE INSURANCE TRUST-SM-
Alger American Balanced Portfolio                      MFS - Emerging Growth Series
Alger American Growth Portfolio                        MFS - Growth with Income Series
Alger American Leveraged AllCap Portfolio              MFS - Utilities Series
Alger American Small Capitalization Portfolio

ALLMERICA INVESTMENT TRUST                             OPPENHEIMER VARIABLE ACCOUNT FUNDS
AIT Money Market Fund                                  Oppenheimer Aggressive Growth Fund/VA
                                                       Oppenheimer Main Street Growth & Income Fund/VA
DREYFUS VARIABLE INVESTMENT FUND                       Oppenheimer Small Cap Growth/VA
Dreyfus Capital Appreciation Portfolio                 Oppenheimer Strategic Bond
Dreyfus Quality Bond Portfolio

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.     TEMPLETON VARIABLE PRODUCTS SERIES FUND
Dreyfus Socially Responsible Growth Fund               Templeton International Fund
                                                       Templeton Asset Allocation Fund
EVERGREEN VARIABLE ANNUITY TRUST
Evergreen VA Small Cap Value Fund
Evergreen VA Equity Index Fund
Evergreen VA Foundation Fund
Evergreen VA Global Leaders Fund

The value of each Sub-Account will vary daily depending upon the performance of the Underlying Fund in which it invests. Each Sub-Account reinvests dividends or capital gains distributions received from an Underlying Fund in additional shares of that Underlying Fund. There can be no assurance that the investment objectives of the Underlying Funds can be achieved. For more information, see DESCRIPTION OF THE COMPANY, SEPARATE ACCOUNT FUVUL, AND THE UNDERLYING FUNDS.

CAN I MAKE TRANSFERS AMONG THE FUNDS AND THE FIXED ACCOUNT?

Yes. The Policy permits you to transfer Policy Value among the available Sub-Accounts and between the Sub-Accounts and the General Account of the Company, subject to certain limitations described under THE POLICY -- "Transfer Privilege." You will incur no current taxes on transfers while your money is in the Policy.

HOW MUCH CAN I INVEST AND HOW OFTEN?

The Policy does not limit payments as to frequency and number. However, no payment may be less than $100 without our consent. Additional payments may be made at any time before the Final Payment Date. We reserve the right to obtain evidence of insurability as a condition to accepting any premium that would increase the death benefit by more than the amount of the payment. You may choose a monthly automatic payment method of making payments. Under this method, each month we will deduct payments from your checking account and apply them to your Policy. The minimum automatic payment allowed is $50. For more information, see THE CONTRACT -- "Payments".

WHAT IF I NEED MY MONEY?

You may borrow up to the loan value of your Policy. You may also make partial withdrawals and surrender the Policy for its Surrender Value. There are two types of loans that may be available to you:

    - A non-preferred loan option is always available to you. The maximum total loan amount is 90% of the Policy Value. The Company will charge interest on the amount of the loan at a current annual rate of 4.8%. This current rate of interest may change, but is guaranteed not to exceed 6%. However, the Company will also credit interest on the Policy Value securing the loan. The annual interest rate credited to the Policy Value securing a non-preferred loan is 4.0%.

    - A preferred loan option is automatically available to you unless you request otherwise. The preferred loan option is available on that part of an Outstanding Loan that is attributable to policy earnings. The term "policy earnings" means that portion of the Policy Value that exceeds the sum of the payments made less all partial withdrawals and partial withdrawal transaction charges. The Company will charge interest on the amount of the loan at a current annual rate of 4.00%. This current rate of interest may change, but is guaranteed not to exceed 4.50%. The annual interest rate credited to the Policy earnings securing a preferred loan is 4.0%.

We will allocate Policy loans among the sub-accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-Rata Allocation. We will transfer the Policy Value in each sub-account equal to the Policy loan to the Fixed Account.

You may surrender your Policy and receive its Surrender Value. After the first Policy year, you may make partial withdrawals of $500 or more from Policy Value, subject to a partial withdrawal transaction charge. Under Death Benefit Option 1 and Death Benefit Option 3, the Face Amount is reduced by each partial withdrawal. We will not allow a partial withdrawal if it would reduce the Face Amount below $40,000. A surrender or partial withdrawal may have tax consequences. See "Taxation of the Policies."

A request for a preferred loan after the Final Payment Date, a partial withdrawal after the Final Payment Date, or the foreclosure of an Outstanding Loan will terminate a Guaranteed Death Benefit Rider. See "Guaranteed

Death Benefit Rider." Policy loans may have tax consequences. There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable withdrawal from the Policy. See FEDERAL TAX CONSIDERATIONS, "Policy Loans."

CAN I MAKE FUTURE CHANGES UNDER MY POLICY?

Yes. There are several changes you can make after receiving your Policy, within limits. You may:

    - Cancel your Policy under its Right-to-Examine provision

    - Transfer your ownership to someone else

    - Change the beneficiary

    - Change the allocation of payments, with no tax consequences under current law

    - Make transfers of Policy Value among the funds

    - Adjust the death benefit by increasing or decreasing the Face Amount

    - Change your choice of death benefit options between Death Benefit Option 1 and Death Benefit Option 2

    - Add or remove optional insurance benefits provided by Rider

CAN I CONVERT MY POLICY INTO A FIXED POLICY?

Yes. You can convert your Policy without charge during the first 24 months after the Date of Issue or after an increase in Face Amount. On conversion, we will transfer the Policy Value in the Variable Account to the Fixed Account. We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY POLICY?

The Policy will not lapse if you fail to make payments unless:

    - The Policy Value is insufficient to cover the next Monthly Deduction and loan interest accrued; or

    - Outstanding Loans exceed Policy Value.

There is a 62-day grace period in either situation.

If you make payments at least equal to minimum monthly payments, we guarantee that your Policy will not lapse before the 49th monthly processing date from Date of Issue or increase in Face Amount, within limits and excluding loan foreclosure. If the Guaranteed Death Benefit Rider is in effect, the Policy will not lapse regardless of the investment performance of the Variable Account (excluding loan foreclosure). For more information, see "Guaranteed Death Benefit Rider."

If the Insured has not died, you may reinstate your Policy within three years after the grace period. The Insured must provide evidence of insurability subject to our then current underwriting standards. In addition, you must either repay or reinstate any Outstanding Loan and make payments sufficient to keep the Policy in force for three months. See POLICY TERMINATION AND REINSTATEMENT.

HOW IS MY POLICY TAXED?

The Policy is given federal income tax treatment similar to a conventional fixed benefit life insurance policy. On a withdrawal of Policy Value, Policy owners currently are taxed only on the amount of the withdrawal that exceeds total payments. Withdrawals greater than payments made are treated as ordinary income. During the first 15 Policy years, however, an "interest first" rule applies to distributions of cash required under Section 7702 of the Internal Revenue Code ("Code") because of a reduction in benefits under the Policy.

The Net Death Benefit under the Policy is excludable from the gross income of the beneficiary. However, in some circumstances federal estate tax may apply to the Net Death Benefit or the Policy Value.

A Policy may be considered a "modified endowment contract." This may occur if total payments during the first seven Policy years (or within seven years of a material change in the Policy) exceed the total net level payments payable, if the Policy had provided paid-up future benefits after seven level payments. If the Policy is considered a modified endowment contract, all distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis. Also, a 10% penalty tax may be imposed on that part of a distribution that is includible in income.

                            ------------------------

This Summary is intended to provide only a very brief overview of the more significant aspects of the Policy. The Prospectus and the Policy provide further detail. The Policy and its attached application or enrollment form are the entire agreement between you and the Company.

THE PURPOSE OF THE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY. IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE, OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.


NO CLAIM IS MADE THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

               DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                            AND THE UNDERLYING FUNDS

THE COMPANY

The Company is a life insurance company organized under the laws of Delaware in 1974. As of December 31, 1999, the Company had over $17 billion in assets and over $26 billion of life insurance in force. We are a wholly owned subsidiary of First Allmerica Financial Life Insurance Company, formerly named State Mutual Life Assurance Company of America ("First Allmerica"), which in turn is a wholly-owned subsidiary of Allmerica Financial Corporation. First Allmerica was organized under the laws of Massachusetts in 1844 and is the fifth oldest life insurance company in America. Our Principal Office is 440 Lincoln Street, Worcester, Massachusetts 01653, Telephone 1-800-628-6267. We are subject to the laws of the state of Delaware, to regulation by the Commissioner of Insurance of Delaware, and to other laws and regulations where we are licensed to operate.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness, and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT


The Variable Account is a separate investment account that is currently comprised of four sub-accounts. Each sub-account invests in a corresponding fund of AIM Variable Insurance Funds, Inc., The Alger American Fund, Allmerica Investment Trust, Dreyfus Variable Investment Fund, Dreyfus Socially Responsible Growth Fund, Inc., Evergreen Variable Annuity Trust, Federated Insurance Series, MFS Variable Insurance Trust, Oppenheimer Variable Account Funds, and Templeton Variable Products Series Fund. The assets used to fund the variable part of the Policies are set aside in sub-accounts and are separate from our general assets. We administer and account for each sub-account as part of our general business. However, income, capital gains and capital losses are allocated to each sub-account without regard to any of our other income, capital gains or capital losses. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of ours.


Our Board of Directors authorized the establishment of the Variable Account by vote on June 13, 1996. The Variable Account meets the definition of "separate account" under federal securities laws. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve SEC supervision of the management or investment practices or policies of the Variable Account or of the Company. We reserve the right, subject to law, to change the names of the Variable Account and the sub-accounts.


THE UNDERLYING FUNDS



Each Underlying Fund pays a management fee to an investment manager or adviser for managing and providing services to the Underlying Fund. However, management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waiver/reimbursements see "WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?" under the SUMMARY OF FEES AND EXPENSES section. The prospectuses of the Underlying Funds also contain information regarding fees for advisory services and should be read in conjunction with this prospectus.

AIM VARIABLE INSURANCE FUNDS, INC.



AIM Variable Insurance Funds, Inc. ("AVIF") was organized as a Maryland corporation on January 22, 1993 and changed to a Delaware business trust on April 17, 2000. The investment adviser for the AIM V.I. Value Fund and AIM V.I. Capital Appreciation Fund is A I M Advisors, Inc. ("AIM"). AIM was organized in 1976, and, together with its subsidiaries, manages or advises over 120 investment company portfolios encompassing a broad range of investment objectives. AIM is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046.



ALLMERICA INVESTMENT TRUST



Allmerica Investment Trust ("AIT") was established as a Massachusetts business trust on October 11, 1984. The investment adviser for AIT is Allmerica Financial Investment Management Services, Inc., which is a wholly-owned subsidiary of the Company. Allmerica Asset Management, Inc., an affiliate of the Company, is the subadviser for the Money Market Fund. Both located at 440 Lincoln Street, Worcester, MA 01653.



THE ALGER AMERICAN FUND



The Alger American Fund ("Alger") was established as a Massachusetts business trust on April 6, 1988. Fred Alger Management, Inc. is the investment manager of Alger. Fred Alger Management, Inc. is the investment adviser for the Alger American Balanced, Alger American Growth, Alger American Leveraged AllCap, and Alger American Small Capitalization Portfolios. Fred Alger Management, Inc. is located at 1 World Trade Center, Suite 9333, New York, NY 10048.



DREYFUS VARIABLE INVESTMENT FUND



The Dreyfus Variable Investment Fund is a Massachusetts business trust that commenced operations May 1, 1998. The Dreyfus Corporation serves as the investment adviser to the Dreyfus investment portfolios. Dreyfus is located at 144 Glenn Curtiss Boulevard, Uniondale, NY 11556.



THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.



The Dreyfus Socially Responsible Growth Fund, Inc. (the "Dreyfus Socially Responsible Growth Fund") was incorporated under Maryland law on July 20, 1992, commenced operations on October 7, 1993 and is registered with the SEC as an open-end management investment company. The Dreyfus Corporation serves as the investment adviser to the Dreyfus Socially Responsible Growth Fund and NCM Capital Management Group, Inc. provides sub-investment advisory services. Dreyfus is located at 144 Glenn Curtiss Boulevard, Uniondale, NY 11556.



EVERGREEN VARIABLE ANNUITY TRUST



The Evergreen Variable Annuity Trust (the "Evergreen Trust") is a Massachusetts business trust that is registered with the SEC as an open-end management investment company. Four of the six Series of the Evergreen Trust are available under the Policies. The investment adviser to the Evergreen VA Equity Index Fund is Evergreen Investment Management ("EIM"). EIM, also known as First Capital Group, is a division of First Union National Bank of North Carolina, which in turn is a subsidiary of First Union Corporation. The investment adviser to the Evergreen VA Global Leaders Fund and Evergreen VA Small Cap Value Fund is Evergreen Asset Management Corp. ("EAMC"), a wholly-owned subsidiary of FUNB. Lieber & Company acts as sub-advisor to these and provides investment research, information, investment recommendation advice and assistance to EAMC, and is reimbursed by EAMC for the costs of providing such sub-advisory services. EAMC is also the investment adviser to the Evergreen VA Foundation Fund. Evergreen is located at 200 Berkeley Street, Boston, MA 02116.



FEDERATED INSURANCE SERIES



Federated Insurance Series ("FIS ") was established under the laws of the Commonwealth of Massachusetts on September 15, 1993. FIS changed its name from Insurance Management Series to Federated Insurance Series on November 14, 1995. The Fund's investment adviser is Federated Investment Management Company ("Federated"). Federated, formerly known as Federated Advisers, changed its name effective March 31, 1999. Federated is located at Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222.

MFS-VARIABLE INSURANCE TRUST



MFS Variable Insurance Trust (the "MFS Trust") is a Massachusetts business trust organized on February 1, 1994. The investment adviser of MFS Emerging Growth Series and MFS Growth With Income Series is Massachusetts Financial Services Company ("MFS"), America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924. MFS is located at 500 Boston Street, Boston, Massachusetts 02116.



OPPENHEIMER VARIABLE ACCOUNT FUNDS



Oppenheimer Variable Account Funds ("Oppenheimer") was organized as a Massachusetts business trust in 1984. The investment adviser for the Oppenheimer Aggressive Growth Fund/VA and the Oppenheimer Main Street Growth & Income Fund/VA is OppenheimerFunds, Inc. ("OppenheimerFunds"). OppenheimerFunds has operated as an investment adviser since 1959. Oppenheimer is located at 6803 S. Tucson Way, Englewood, Colorado 80112.



TEMPLETON VARIABLE PRODUCTS SERIES FUND



Templeton Variable Products Series Fund ("TVP") and the funds' investment managers and their affiliates manage over $224 billion (as of December 31, 1999) in assets. In 1992, Franklin joined forces with Templeton, a pioneer in international investing. The Mutual Advisers organization became part of the Franklin Templeton organization four years later. Templeton Investment Counsel, Inc. ("TICI") is adviser to both Templeton Asset Allocation and Templeton International Fund. Templeton Asset Allocation Fund's debt securities are managed by a team of Templeton Global Bond Managers, a division ("Global Bond Managers") of TICI. Templeton is located at 100 Fountain Parkway, St. Petersburg, Florida 33716.



                       INVESTMENT OBJECTIVES AND POLICIES



A summary of investment objectives of the funds is set forth below. BEFORE INVESTING, READ CAREFULLY THE PROSPECTUSES OF THE UNDERLYING FUNDS THAT ACCOMPANY THIS PROSPECTUS. THEY CONTAIN MORE DETAILED INFORMATION ON THE INVESTMENT OBJECTIVES, RESTRICTIONS, RISKS AND EXPENSES OF THE UNDERLYING FUNDS.Statements of Additional Information for the funds are available on request. The investment objectives of the funds may not be achieved. Policy Value may be less than the aggregate payments made under the Policy.



AIM VARIABLE INSURANCE FUNDS, INC.:



AIM V.I. VALUE FUND -- seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.



AIM V.I. CAPITAL APPRECIATION FUND -- seeks capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.



THE ALGER AMERICAN FUND PORTFOLIOS:



ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO -- seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size that demonstrate promising growth potential.



ALGER AMERICAN BALANCED PORTFOLIO -- seeks current income and long-term capital appreciation. The Portfolio focuses on stocks of companies with growth potential and fixed-income securities, with emphasis on income-producing securities which appear to have some potential for capital appreciation.

ALGER AMERICAN GROWTH PORTFOLIO -- seeks long-term capital appreciation. The Portfolio focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management.



ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO -- seeks long-term capital appreciation. The Portfolio focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace.



ALLMERICA INVESTMENT TRUST:



AIT MONEY MARKET FUND -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity.



DREYFUS VARIABLE INVESTMENT FUND:



DREYFUS CAPITAL APPRECIATION PORTFOLIO -- seeks long-term capital growth consistent with the preservation of capital; current income is a secondary goal. The Portfolio invests in common stocks focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase.



DREYFUS QUALITY BOND PORTFOLIO -- seeks to maximize current income as is consistent with the preservation of capital and the maintenance of liquidity. The Portfolio invests at least 80% of net assets in fixed-income securities that, when purchased, are rated A or better or are the unrated equivalent as determined by Dreyfus, and in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities.



THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.:



DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND -- seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund invests primarily in the common stock of companies that, in the opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.



EVERGREEN VARIABLE ANNUITY TRUST:


EVERGREEN VA EQUITY INDEX FUND -- seeks investment results that achieve price and yield performance similar to the Standard and Poor's 500 Composite Stock Price Index. The Fund invests substantially all of its total assets in equity securities that represent a composite of the S&P 500 Index.

EVERGREEN VA FOUNDATION FUND -- seeks, in order of priority, reasonable income, conservation of capital and capital appreciation. The Fund invests principally in income-producing common and preferred stocks, securities convertible into or exchangeable for common stocks and fixed income securities.

EVERGREEN VA GLOBAL LEADERS FUND -- seeks to achieve capital appreciation by investing primarily in a diversified portfolio of U.S. and non-U.S. equity securities of companies located in the world's major industrialized countries. The Fund's investment adviser will attempt to screen the largest companies in the world's major industrialized countries and cause the Fund to invest, in the opinion of the Fund's investment adviser, in the 100 best based on certain qualitative and quantitative criteria.


EVERGREEN VA SMALL CAP VALUE FUND -- seeks to achieve a return consisting of current income and capital appreciation. The Fund invests in common and preferred stocks, securities convertible into or exchangeable for common stocks and fixed income securities. In attempting to achieve its objective, the Fund invests primarily in companies with total market capitalizations of less than $1 billion.

FEDERATED INSURANCE SERIES:



FEDERATED AMERICAN LEADERS FUND II -- seeks long-term growth of capital and its secondary objective is to provide income. The Fund pursues its investment objectives by investing primarily in equity securities of large capitalization companies that are in the top 25% of their industry sectors in terms of revenues, are characterized by sound management and have the ability to finance expected growth.



FEDERATED HIGH INCOME BOND FUND II -- seeks high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. The Fund pursues its investment objective by investing in a diversified portfolio of high yield, lower-rated corporate bonds.



FEDERATED PRIME MONEY FUND II -- seeks to provide current income consistent with stability of principal and liquidity.



MFS - VARIABLE INSURANCE TRUST:



MFS -- EMERGING GROWTH SERIES -- seeks to provide long-term growth of capital by investing primarily in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts for those securities) of emerging growth companies.



MFS -- GROWTH WITH INCOME SERIES -- seeks to provide reasonable current income and long-term growth of capital and income by investing primarily in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts for those securities).



MFS -- UTILITIES SERIES -- seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing primarily in equity and debt securities of domestic and foreign companies in the utilities industry.



OPPENHEIMER VARIABLE ACCOUNT FUNDS:



OPPENHEIMER AGGRESSIVE GROWTH FUND/VA -- seeks to achieve capital appreciation by investing in "growth-type" companies. The Fund invests mainly in common stocks.



OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA -- seeks high total return, which includes growth in the value of its shares as well as current income, from equity and debt securities. The Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.



OPPENHEIMER SMALL CAP GROWTH FUND/VA -- seeks capital appreciation. The Fund invests mainly in common stocks of companies with market capitalization less than $1billion.



OPPENHEIMER STRATEGIC BOND FUND/VA -- seeks a high level of current income principally derived from interest on debt securities. The Fund invests mainly in three market sectors: debt securities of foreign governments and companies, U.S. government securities, and lower-rated high yield securities of U.S. companies.

TEMPLETON VARIABLE PRODUCTS SERIES FUND:



TEMPLETON INTERNATIONAL FUND -- seeks long-term capital growth. The Fund invests primarily in stocks of companies located outside the United States, including in emerging markets.



TEMPLETON ASSET ALLOCATION FUND -- seeks high total return. Under normal market conditions, the Fund invests in equity securities of companies in any nation, debt securities of companies and governments of any nation, and in money market instruments.


                                     * * *

If there is a material change in the investment policy of an Underlying Fund, we will notify you of the change. If you have Policy Value allocated to that fund, you may without charge reallocate the Policy Value to another fund or to the Fixed Account. We must receive your written request within 60 days of the LATEST of the:

    - Effective date of the change in the investment policy OR

    - Receipt of the notice of your right to transfer.

                                   THE POLICY


APPLYING FOR A POLICY


After receiving a completed application or enrollment form from a prospective Policy owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Policy only after underwriting has been completed. We may reject an application or enrollment form that does not meet our underwriting guidelines.

Simplified underwriting may be available if the Face Amount applied for is $250,000 or less. However, if a Policy is issued on the basis of simplified underwriting, cost of Monthly Policy Charge rates are higher than they would be if the Policy were issued using conventional underwriting methods. In addition, if the Policy is issued on the basis of simplified underwriting, optional benefit riders may not be available.


If a prospective Policy owner makes an initial payment of at least one minimum monthly payment, we will provide fixed temporary insurance prior to issue. The fixed temporary insurance will be the insurance applied for, up to a maximum of $500,000, depending on age and underwriting class. This coverage will continue for a maximum of 90 days from the date of the application or enrollment form or, if required the completed medical exam. If death is by suicide, we will return only the premium paid.


If no temporary insurance was in effect, on Policy delivery we will require a sufficient payment to place the insurance in force. If you made payments before the date of issue, we will allocate the payments to the Fixed Account. IF THE POLICY IS NOT ISSUED AND ACCEPTED BY YOU, THE PAYMENTS WILL BE RETURNED TO YOU WITHOUT INTEREST.

If the Policy is issued, we will allocate your Policy Value on issuance according to your instructions. However, if your Policy provides for a full refund of payments under its "Right to Examine Policy" provision as required in your state (see THE POLICY -- "Free-Look Period"), we will initially allocate your sub-account investments to the Money Market Fund. This allocation to the Money Market Fund will be until the fourth day after the expiration of the "Right to Examine" provision of your policy.

After this, we will allocate all amounts according to your investment choices.

FREE-LOOK PERIOD

The Policy provides for a free look period. You have the right to examine and cancel your Policy by returning it to us or to one of our representatives on or before the 10 days after you receive the Policy or longer when state law so requires. There may be a longer period in certain jurisdictions. See the "Right to Examine" provision in your Contract.

If your Policy provides for a full refund under its "Right to Examine Policy" provision, the Company will mail a refund to you within seven days. We may delay a refund of any payment made by check until the check has cleared your bank. Where required by state law, however, your refund will be the GREATER of

    - Your entire payment OR

    - The Policy Value PLUS deductions under the Policy for taxes, charges or fees

If your Policy does not provide for a full refund, you will receive

    - Amounts allocated to the Fixed Account PLUS

    - The Policy Value in the Variable Account PLUS

    - All fees, charges and taxes which have been imposed on amounts in the Variable Account.

After an increase in Face Amount, we will mail or deliver a notice of a free look for the increase. You will have the right to cancel the increase before the 10 days after you receive the Policy or longer when state law so requires. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision in your Contract.

On canceling the increase, you will receive a credit to your Policy Value of the charges deducted for the increase. Upon request, we will refund the amount of the credit to you.

CONVERSION PRIVILEGE

Within 24 months of the Date of Issue or an increase in Face Amount, you can convert your Policy into a Fixed Policy by transferring all Policy Value in the sub-accounts to the Fixed Account. The conversion will take effect at the end of the valuation period in which we receive, at our Principal Office, notice of the conversion satisfactory to us. There is no charge for this conversion. We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.

PAYMENTS

Payments are payable to the Company. Payments may be made by mail to our Principal Office or through our authorized representative. All payments after the initial payment are credited to the Variable Account or Fixed Account on the date of receipt at the Principal Office.

You may establish a schedule of planned payments. If you do, we will bill you at regular intervals. Making planned payments will not guarantee that the Policy will remain in force. The Policy will not necessarily lapse if you fail to make planned payments. You may make unscheduled payments before the Final Payment Date or skip planned payments. If the Guaranteed Death Benefit Rider is in effect, there are certain minimum payment requirements.

The Policy does not limit payments as to frequency and number. However, no payment may be less than $100 without our consent. You may choose a monthly automatic payment method of making payments. Under this method, each month we will deduct payments from your checking account and apply them to your Policy. The minimum automatic payment allowed is $50. Payments must be sufficient to provide a positive Policy Value (less Outstanding Loans) at the end of each Policy month or the Policy may lapse. See POLICY TERMINATION AND REINSTATEMENT.

During the first 48 Policy months following the Date of Issue or an increase in Face Amount, a guarantee may apply to prevent the Policy from lapsing. The guarantee will apply during this period if you make payments that, when reduced by policy loans, partial withdrawals and partial withdrawal transaction charge, equal or exceed the required minimum monthly payments. The required minimum monthly payments are based on the number of months the Policy, increase in Face Amount or policy change that causes a change in the minimum monthly payment has been in force. MAKING MONTHLY PAYMENTS EQUAL TO THE MINIMUM MONTHLY PAYMENTS DOES NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE, EXCEPT AS STATED IN THIS PARAGRAPH.

Under Death Benefit Option 1 and Death Benefit Option 2, total payments may not exceed the current maximum payment limits under federal tax law. These limits will change with a change in Face Amount, underwriting reclassifications, the addition or deletion of a Rider, or a change between Death Benefit Option 1 and Death Benefit Option 2. Where total payments would exceed the current maximum payment limits, the excess first will be applied to repay any Outstanding Loans. If there are remaining excess payments, any such excess payments will be returned to you. However, we will accept a payment needed to prevent Policy lapse during a Policy year. See POLICY TERMINATION AND REINSTATEMENT.

ALLOCATION OF PAYMENTS


In the application or enrollment form for your Policy, you decide the initial allocation of the payment among the Fixed Account and the sub-accounts. You may allocate payments to one or more of the sub-accounts. The minimum amount that you may allocate to a sub-account is 1% of the payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.


You may change the allocation of future payments by written request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application or enrollment form. The policy of the Company and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. The Company will employ reasonable methods to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone requests are tape-recorded.

An allocation change will take effect on the date of receipt of the notice at the Principal Office. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Policy Value in the sub-accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the death benefit. Please review your allocations of payments and Policy Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE

Subject to our then current rules, you may transfer amounts among the sub-accounts or between a sub-account and the Fixed Account. (You may not transfer that portion of the Policy Value held in the Fixed Account that secures a Policy loan.) We will make transfers at your written request or telephone request, as described in THE POLICY -- "Allocation of Payments." Transfers are effected at the value next computed after receipt of the transfer order.

Currently, the first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but we guarantee the charge will never exceed $25. Any transfers made for a conversion privilege, Policy loan or material change in investment policy or under an automatic transfer option will not count toward the 12 free transfers.

The transfer privilege is subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

    - Minimum amount that may be transferred

    - Minimum amount that may remain in a sub-account following a transfer from that sub-account

    - Minimum period between transfers involving the Fixed Account

    - Maximum amounts that may be transferred from the Fixed Account

Transfers to and from the Fixed Account are currently permitted only if:

    - the amount transferred from the Fixed Account in each transfer may not exceed the lesser of $100,000 or 25% of the Policy Value in the Fixed Account.

    - You may make only one transfer involving the Fixed Account in each policy quarter

These rules are subject to change by the Company.

DOLLAR-COST AVERAGING OPTION AND AUTOMATIC REBALANCING OPTION

You may have automatic transfers of at least $100 a month made on a periodic basis:

    - from the Sub-Accounts which invest in the Money Market Fund of the Trust and the Fixed Account, respectively, to one or more of the other Sub-Accounts ("Dollar-Cost Averaging Option"), or

    - to reallocate Policy Value among the Sub-Accounts ("Automatic Rebalancing Option").

Automatic transfers may be made on a monthly, quarterly, semi-annual or annual schedule. You may request the day of the month on which automatic transfers will occur (the "transfer date). If you do not choose a transfer date, the transfer date will be the 15th of the scheduled month. However, if the transfer date is not a business day, the automatic transfer will be processed on the next business day. Each automatic transfer is free, and will not reduce the remaining number of transfers that are free in a Policy year.

DEATH BENEFIT

GUIDELINE MINIMUM DEATH BENEFIT. In order to qualify as "life insurance" under the Federal tax laws, this Policy must provide a Guideline Minimum Death Benefit. The Guideline Minimum Death Benefit will be determined as of the date of death. If Death Benefit Option 1 or Death Benefit Option 2 is in effect, the Guideline Minimum Death Benefit is obtained by multiplying the Policy Value by a percentage factor for the Insured's attained age, as shown in the table in Appendix A. If Death Benefit Option 3 is in effect, the Guideline Minimum Death Benefit is obtained by multiplying the Policy Value by a percentage for the Insured's attained age, sex, and underwriting class, as set forth in the Policy.

Guideline Minimum Death Benefit Table in Appendix A is used when Death Benefit Option 1 or Death Benefit Option 2 is in effect. The Guideline Minimum Death Benefit Table in Appendix A reflects the requirements of the "guideline premium/guideline death benefit" test set forth in the Federal tax laws. Guideline Minimum Death Benefit factors are set forth in the Policy when Death Benefit Option 3 is in effect. These factors reflect the requirements of the "cash value accumulation" test set forth in the Federal tax laws. The Guideline Minimum Death Benefit factors will be adjusted to conform to any changes in the tax laws. For more information, see ELECTION OF DEATH BENEFIT OPTIONS, below.

NET DEATH BENEFIT. If the Policy is in force on the Insured's death, we will, with due proof of death, pay the Net Death Benefit to the named beneficiary. We will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of Net Death Benefits. See OTHER POLICY PROVISIONS -- "Delay of Payments." The beneficiary may receive the Net Death Benefit in a lump sum or under a payment option. See THE
POLICY --"Payment Options."

The Net Death Benefit depends on the current Face Amount and Death Benefit Option that is in effect on the date of death. Before the Final Payment Date, the Net Death Benefit is:

    - The death benefit provided under Death Benefit Option 1, Death Benefit Option 2, or Death Benefit Option 3, whichever is elected and in effect on the date of death, PLUS

    - Any other insurance on the Insured's life that is provided by Rider, MINUS

    - Any Outstanding Loan, any partial withdrawals, partial withdrawal transaction charge, and due and unpaid monthly charges through the Policy month in which the Insured dies.

After the Final Payment Date, if the Guaranteed Death Benefit Rider is not in effect, the Net Death Benefit is:

    - The Policy Value MINUS

    - Any Outstanding Loan

Where permitted by state law, we will compute the Net Death Benefit on

    - The date we receive due proof of the Insured's death under Death Benefit Option 2 OR

    - The date of death for Death Benefit Options 1 and 3.

If required by state law, we will compute the Net Death Benefit on the date of death for Death Benefit Option 2 as well as for Death Benefit Options 1 and 3.

ELECTION OF DEATH BENEFIT OPTIONS


Federal tax law requires a Guideline Minimum Death Benefit in relation to Policy Value for a Contract to qualify as life insurance. Under current Federal tax law, either the Guideline Premium Test or the Cash Value Accumulation Test can be used to determine if the Policy complies with the definition of "life insurance" under the Code. At the time of application, you may elect either of the tests. If you elect the Guideline Premium Test, you will have the choice of electing Death Benefit Option 1 or Death Benefit Option 2. If you elect the Cash Value Accumulation Test, Death Benefit Option 3 will apply. APPLICANTS FOR A POLICY SHOULD CONSULT A QUALIFIED TAX ADVISER IN CHOOSING BETWEEN THE GUIDELINE PREMIUM TEST AND THE CASH VALUE ACCUMULATION TEST AND IN CHOOSING A DEATH BENEFIT OPTION.



GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST -- There are two main differences between the Guideline Premium Test and the Cash Value Accumulation Test. First, the Guideline Premium Test limits the amount of premium that may be paid into a Policy, while no such limits apply under the Cash Value Accumulation Test. Second, the factors that determine the Guideline Minimum Death Benefit relative to the Policy Value are different.



The Guideline Premium Test limits the amount of premiums payable under a Policy to a certain amount for an Insured of a particular age, sex, and underwriting class. Under the Guideline Premium Test, you may choose between Death Benefit Option 1 or Death Benefit Option 2, as described below. After issuance of the Contract, you may change the selection from Death Benefit Option 1 to Death Benefit Option 2, or vice versa.


The Cash Value Accumulation Test requires that the Death Benefit must be sufficient so that the cash Surrender Value does not at any time exceed the net single premium required to fund the future benefits under the Contract. Under the Cash Value Accumulation Test, required increases in the Guideline Minimum Death Benefit (due to growth in Policy Value) will generally be greater than under the Guideline Premium Test. If you choose the Cash Value Accumulation Test, ONLY Death Benefit Option 3 is available. You may NOT switch between Death Benefit Option 3 to Death Benefit Option 1 or to Death Benefit Option 2, or vice versa.

DEATH BENEFIT OPTION 1 -- LEVEL DEATH BENEFIT WITH GUIDELINE PREMIUM TEST. Under Option 1, the Death Benefit is equal to the greater of the Face Amount or the Guideline Minimum Death Benefit, as set forth in Table A in Appendix A. The Death Benefit will remain level unless the Guideline Minimum Death Benefit is greater than the Face Amount. If the Guideline Minimum Death Benefit is greater than the Face Amount, the Death Benefit will vary as the Policy Value varies.

Death Benefit Option 1 will offer the best opportunity for the Policy Value to increase without increasing the Death Benefit as quickly as it might under the other options. The Death Benefit will never go below the Face Amount.

DEATH BENEFIT OPTION 2 -- ADJUSTABLE DEATH BENEFIT WITH GUIDELINE PREMIUM TEST. Under Option 2, the Death Benefit is equal to the greater of (1) the Face Amount plus the Policy Value or (2) the Guideline Minimum Death Benefit, as set forth in Table A in Appendix A. The Death Benefit will vary as the Policy Value changes, but will never be less than the Face Amount.

Death Benefit Option 2 will offer the best opportunity to have an increasing Death Benefit as early as possible. The Death Benefit will increase whenever there is an increase in the Policy Value, and will decrease whenever there is a decrease in the Policy Value. The Death Benefit will never go below the Face Amount.

DEATH BENEFIT OPTION 3 -- LEVEL DEATH BENEFIT WITH CASH VALUE ACCUMULATION TEST. Under Option 3, the Death Benefit will equal the greater of (1) the Face Amount or (2) the Policy Value multiplied by the applicable factor as set forth in the Policy. The applicable factor depends upon the Underwriting Class, sex (unisex if required by law), and then-attained age of the Insured. The factors decrease slightly from year to year as the attained age of the Insured increases.

Death Benefit Option 3 will offer the best opportunity for an increasing death benefit in later Policy years and/ or to fund the Policy at the "seven-pay" limit for the full seven years. When the Policy Value multiplied by the applicable death benefit factor exceeds the Face Amount, the Death Benefit will increase whenever there is an increase in the Policy Value, and will decrease whenever there is a decrease in the Policy Value. However, the Death Benefit will never go below the Face Amount.

ALL DEATH BENEFIT OPTIONS MAY NOT BE AVAILABLE IN ALL STATES.

ILLUSTRATIONS

For the purposes of the following illustrations, assume that the Insured is under the age of 40, and that there is no Outstanding Loan.

ILLUSTRATION OF DEATH BENEFIT OPTION 1 -- Under Option 1, a Policy with a $100,000 Face Amount will have a death benefit of $100,000. However, because the death benefit must be equal to or greater than 250% of Policy Value (from Appendix A), if the Policy Value exceeds $40,000 the death benefit will exceed the $100,000 Face Amount. In this example, each dollar of Policy Value above $40,000 will increase the death benefit by $2.50.

For example, a Policy with a Policy Value of:

    - $50,000 will have a Guideline Minimum Death Benefit of $125,000 (e.g., $50,000 X 2.50);

    - $60,000 will produce a Guideline Minimum Death Benefit of $150,000 (e.g., $60,000 X 2.50)

    - $75,000 will produce a Guideline Minimum Death Benefit of $187,500 (e.g., $75,000 X 2.50).

Similarly, if Policy Value exceeds $40,000, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $150,000 to $125,000. However, the death benefit will never be less than the Face Amount of the Policy.

The Guideline Minimum Death Benefit Factor becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 185%. The death benefit would be greater than $100,000 Face Amount when the Policy Value exceeds $54,054 (rather than $40,000), and each dollar then added to or taken from Policy Value would change the death benefit by $1.85.

ILLUSTRATION OF DEATH BENEFIT OPTION 2 -- Under Option 2, assume that the Insured is under the age of 40 and that there is no Outstanding Loan. The Face Amount of the Policy is $100,000.

Under Death Benefit Option 2, a Policy with a Face Amount of $100,000 will produce a death benefit of $100,000 plus Policy Value. For example, a Policy with Policy Value of :

    - $10,000 will produce a death benefit of $110,000 (e.g., $100,000 +
      $10,000);

    - $25,000 will produce a death benefit of $125,000 (e.g., $100,000 +
      $25,000);

    - $50,000 will produce a death benefit of $150,000 (e.g., $100,000 +
      $50,000).

However, the Guideline Minimum Death Benefit must be at least 250% of the Policy Value. Therefore, if the Policy Value is greater than $66,667, 250% of the Policy Value will be Guideline Minimum Death Benefit. The Guideline Minimum Death Benefit will be greater than the Face Amount plus Policy Value. In this example, each dollar of Policy Value above $66,667 will increase the death benefit by $2.50. For example, if the Policy Value is:

    - $70,000, the Guideline Minimum Death Benefit will be $175,000 (e.g., $70,000 X 2.50);

    - $80,000, the Guideline Minimum Death Benefit will be $200,000 (e.g., $80,000 X 2.50);

    - $90,000, the Guideline Minimum Death Benefit will be $225,000 (e.g., $90,000 X 2.50).

Similarly, if Policy Value exceeds $66,667, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $80,000 to $70,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $200,000 to $175,000. If, however, the Policy Value TIMES

    - the Guideline Minimum Death Benefit factor is LESS THAN

    - The Face Amount PLUS Policy Value, THEN

    - The death benefit will be the Face Amount PLUS Policy Value.

The Guideline Minimum Death Benefit factor becomes lower as the Insured's age increases. If the Insured's age in the above example were 50, the death benefit must be at least 185% of the Policy Value. The death benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $117,647 (rather than $66,667). Each dollar added to or subtracted from the Policy would change the death benefit by $1.85.

ILLUSTRATION OF DEATH BENEFIT OPTION 3 -- In this illustration, assume that the insured is a male, age 35, non-smoker and that there is no Outstanding Loan.

Under Death Benefit Option 3, a Policy with a Face Amount of $100,000 will have a death benefit of $100,000. However, because the death benefit must be equal to or greater than 437% of Policy Value (in policy year 1), if the Policy Value exceeds $22,883 the death benefit will exceed the $100,000 face amount. In this example, each dollar of Policy Value above $22,883 will increase the death benefit by $4.37.

For example, a Policy with a Policy Value of:

    - $50,000 will have a Death Benefit of $218,500 ($50,000 x 4.37);

    - $60,000 will produce a Death Benefit of $262,200 ($60,000 x 4.37);

    - $75,000 will produce a Death Benefit of $327,750 ($75,000 x 4.37).

Similarly, if Policy Value exceeds $22,883, each dollar taken out of Policy Value will reduce the death benefit by $4.37. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges, or negative investment performance, the death benefit will be reduced from $262,200 to $218,500. If, however, the product of the Policy Value times the applicable percentage is less than the face amount, the death benefit will equal the face amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than 35), the applicable percentage would be 270% (in policy year 1). The death benefit would not exceed the $100,000 face amount unless the Policy Value exceeded $37,037 (rather than $22,883), and each dollar then added to or taken from Policy Value would change the death benefit by $2.70.

CHANGING BETWEEN DEATH BENEFIT OPTION 1 AND DEATH BENEFIT 2

You may change between Death Benefit Option 1 and Death Benefit Option 2 once each Policy year by written request. (YOU MAY NOT CHANGE BETWEEN DEATH BENEFIT OPTION 3 TO DEATH BENEFIT OPTION 1 OR TO DEATH BENEFIT OPTION 2, OR VICE VERSA). Changing options may require evidence of insurability. The change takes effect on the monthly processing date on or following the date of underwriting approval. We do not impose a charge for changes in death benefit options.

CHANGE FROM DEATH BENEFIT OPTION 1 TO DEATH BENEFIT OPTION 2. If you change Death Benefit Option 1 to Death Benefit Option 2, we will decrease the Face Amount to equal:

    - The death benefit MINUS

    - The Policy Value on the date of the change

The change may not be made if the Face Amount would fall below $50,000. After the change from Death Benefit Option 1 to Death Benefit Option 2, future Monthly Policy Charges may be higher or lower than if no change in option had been made. However, the Insurance Amount will always equal the Face Amount, unless the Guideline Minimum Death Benefit applies.

CHANGE FROM DEATH BENEFIT OPTION 2 TO DEATH BENEFIT OPTION 1. If you change Death Benefit Option 2 to Death Benefit Option 1, we will increase the Face Amount by the Policy Value on the date of the change. The death benefit will be the GREATER of:

    - The new Face Amount or

    - The Guideline Minimum Death Benefit under Death Benefit Option 1

After the change from Death Benefit Option 2 to Death Benefit Option 1, an increase in Policy Value will reduce the Insurance Amount and the Monthly Policy Charge. A decrease in Policy Value will increase the Insurance Amount and the Monthly Policy Charge.

A change in death benefit option may result in total payments exceeding the then current maximum payment limitation under federal tax law. Where total payments would exceed the current maximum payment limits, the excess first will be applied to repay any Outstanding Loans. If there are remaining excess payments, any such excess payments will be returned to you. However, we will accept a payment needed to prevent Policy lapse during a Policy year.

A change from Death Benefit Option 2 to Death Benefit Option 1 within five policy years of the Final Payment Date will terminate a Guaranteed Death Benefit Rider.

GUARANTEED DEATH BENEFIT RIDER (NOT AVAILABLE IN ALL STATES)

An optional Guaranteed Death Benefit Rider is available only at issue of the Policy. The Guaranteed Death benefit Rider is not available if the Policy is issued on the basis of simplified underwriting. If this Rider is in effect, the
Company:

    - guarantees that your Policy will not lapse regardless of the investment performance of the Variable Account and

    - provides a guaranteed Net Death Benefit.

In order to maintain the Guaranteed Death Benefit Rider, certain minimum premium payment tests must be met on each Policy anniversary and within 48 months following the Date of Issue and/or the date of any increase in Face Amount, as described below. In addition, a one-time administrative charge of $25 will be deducted from Policy Value when the Rider is elected. Certain transactions, including policy loans, partial withdrawals, underwriting reclassifications, change in face amount, and change in Death benefit Option, can result in the termination of the Rider. If this Rider is terminated, it cannot be reinstated.

GUARANTEED DEATH BENEFIT TESTS.

While the Guaranteed Death Benefit Rider is in effect, the Policy will not lapse if the following two tests are met:

1. Within 48 months following the Date of Issue of the Policy or of any increase in the Face Amount, the sum of the premiums paid, less any Outstanding Loans, partial withdrawals and partial withdrawal transaction charges, must be greater than the minimum monthly payment multiplied by the number of months which have elapsed since the relevant Date of Issue; and

2.  On each Policy anniversary, (a) must exceed (b), where, since the Date of
    Issue:

    (a) is the sum of your premiums, less any withdrawals, partial withdrawal transaction charges and Outstanding Loans, which is classified as a preferred loan; and

    (b) is the sum of the minimum Guaranteed Death Benefit premiums, as shown on the specifications page of the Policy.

GUARANTEED DEATH BENEFIT.

If the Guaranteed Death Benefit Rider is in effect on the Final Premium Payment Date, a guaranteed Death Benefit will be provided as long as the Rider is in force. The Death Benefit will be the greater of:

    - the Face Amount as of the Final Premium Payment Date; or

    - the Policy Value as of the date due proof of death is received by the Company.

TERMINATION OF THE GUARANTEED DEATH BENEFIT RIDER.

The Guaranteed Death Benefit Rider will end and may not be reinstated on the first to occur of the following:

    - foreclosure of an Outstanding Loan; or

    - the date on which the sum of your payments less withdrawals and loans does not meet or exceed the applicable Guaranteed Death Benefit test (above); or

    - any Policy change that results in a negative guideline level premium;

    - the effective date of a change from Death Benefit Option 2 to Death Benefit Option 1, if such changes occur within 5 policy years of the Final Payment Date; or

    - a request for a partial withdrawal or preferred loan is made after the Final Premium Payment Date.

It is possible that the Policy Value will not be sufficient to keep the Policy in force on the first Monthly Payment Date following the date the Rider terminates.

CHANGE IN FACE AMOUNT

You may increase or decrease the Face Amount by written request. An increase or decrease in the Face Amount takes effect on the LATER of the:

    - The monthly processing date on or next following date of receipt of your written request or

    - The date of approval of your written request, if evidence of insurability is required

INCREASES -- You must submit with your written request for an increase satisfactory evidence of insurability. The consent of the Insured is also required whenever the Face Amount is increased. An increase in Face Amount may not be less than $10,000. You may not increase the Face Amount after the Insured reaches age 80. A written request for an increase must include a payment if the Policy Value less debt is less than the sum of three minimum monthly payments

An increase in the Face Amount will increase the Insurance Amount and, therefore, the Monthly Policy Charges.

After increasing the Face Amount, you will have the right, during a free-look period, to have the increase canceled. See THE POLICY - "Free-Look Period." If you exercise this right, we will credit to your Policy the charges deducted for the increase, unless you request a refund of these charges.

DECREASES -- You may decrease the Face Amount by written request. The minimum amount for a decrease in Face Amount is $10,000. The minimum Face Amount required after a decrease is $50,000. If

    - you have chosen the Guideline Premium Test and the Policy would not comply with the maximum payment limitations under federal tax law; and

    - If you have previously made payments in excess of the amount allowed for the lower Face Amount, then the excess payments will first be used to repay Outstanding Loans, if any. If there are any remaining excess payments, we will pay any such excess to you. A return of Policy Value may result in tax liability to you.

A decrease in the Face Amount will lower the insurance protection amount and, therefore, the Monthly Policy Charge. In computing the Monthly Policy Charge, a decrease in the Face Amount will reduce the Face Amount in the following order:

    - the Face Amount provided by the most recent increase;

    - the next most recent increases successively; and

    - the initial Face Amount.

POLICY VALUE

The Policy Value is the total value of your Policy. It is the SUM of:

    - Your accumulation in the Fixed Account PLUS

    - The value of your units in the sub-accounts There is no guaranteed minimum Policy Value. Policy Value on any date depends on variables that cannot be predetermined.

Your Policy Value is affected by the:

    - Frequency and amount of your payments

    - Interest credited in the Fixed Account

    - Investment performance of your sub-accounts

    - Partial withdrawals

    - Loans, loan repayments and loan interest paid or credited

    - Charges and deductions under the Policy

    - Death Benefit Option

COMPUTING POLICY VALUE -- We compute the Policy Value on the Date of Issue and on each Valuation Date. On the Date of Issue, the Policy Value is:

    - Accumulations in the Fixed Account, MINUS

    - The Monthly Deductions due

On each Valuation Date after the Date of Issue, the Policy Value is the SUM of:

    - Accumulations in the Fixed Account PLUS

    - The SUM of the PRODUCTS of:

        - The number of units in each sub-account TIMES

        - The value of a unit in each sub-account on the Valuation Date

THE UNIT -- We allocate each payment to the sub-accounts you selected. We credit allocations to the sub-accounts as units. Units are credited separately for each sub-account.

The number of units of each sub-account credited to the Policy is the QUOTIENT of:

    - That part of the payment allocated to the sub-account DIVIDED BY

    - The dollar value of a unit on the Valuation Date the payment is received at our Principal Office.

The number of units will remain fixed unless changed by a split of unit value, transfer, partial withdrawal or surrender. Also, each deduction of charges from a sub-account will result in cancellation of units equal in value to the amount deducted.

The dollar value of a unit of a sub-account varies from Valuation Date to Valuation Date based on the investment experience of that sub-account. This investment experience reflects the investment performance, expenses and charges of the fund in which the sub-account invests. The value of each unit was set at $1.00 on the first Valuation Date of each sub-account. The value of a unit on any Valuation Date is the PRODUCT of:

    - The dollar value of the unit on the preceding Valuation Date TIMES

    - The net investment factor

NET INVESTMENT FACTOR -- The net investment factor measures the investment performance of a sub-account during the valuation period just ended. The net investment factor for each sub-account is 1.0000 PLUS the QUOTIENT of:

    - The investment income of that sub-account for the valuation period, adjusted for realized and unrealized capital gains and losses and for taxes during the valuation period, DIVIDED BY

    - The value of that sub-account's assets at the beginning of the valuation period

The net investment factor may be greater or less than one.

PAYMENT OPTIONS


Upon your written request, the Company will pay the Surrender Value or all or part of any payable Net Death Benefit under one or more of our then-available payment options. If you do not make an election, we will pay the Surrender Value or the Net Death Benefit in a single sum. A certificate will be provided to the payee describing the payment option selected.


The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the Policy Owner and beneficiary provisions, any option selection may be changed before the Net Death Benefit becomes payable. If you make no selection, the beneficiary may select an option when the Net Death Benefit becomes payable.

The amounts payable under a payment option are paid from the General Account. These amounts are not based on the investment experience of the Variable Account.

OPTIONAL INSURANCE BENEFITS

You may add optional insurance benefits to the Policy by Rider, as described in APPENDIX B -- OPTIONAL INSURANCE BENEFITS. The cost of certain optional insurance benefits becomes part of the Monthly Deduction.

SURRENDER

You may surrender the Policy and receive its Surrender Value. The Surrender Value is:

    - The Policy Value MINUS

    - Any Outstanding Loan.

We will compute the Surrender Value on the Valuation Date on which we receive the Policy with a written request for surrender.

The Surrender Value may be paid in a lump sum or under a payment option then offered by us. We will normally pay the Surrender Value within seven days following our receipt of written request. We may delay benefit payments under the circumstances described in OTHER POLICY PROVISIONS -- "Delay of Payments."

For important tax consequences of surrender, see FEDERAL TAX CONSIDERATIONS.

PARTIAL WITHDRAWAL

After the first Policy year, you may withdraw part of the Surrender Value of your Policy on written request. Your written request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the sub-accounts and the Fixed Account. If you do not provide allocation instructions, we will make a Pro-Rata Allocation. Each partial withdrawal must be at least $500. Under both Level Death Benefit Options, the Face Amount is reduced by the partial withdrawal. We will not allow a partial withdrawal if it would reduce Death Benefit Option 1 and 3 Face Amount below $40,000.

On a partial withdrawal from a sub-account, we will cancel the number of units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal transaction charge. See CHARGES AND DEDUCTIONS -- "Partial Withdrawal Transaction Charge." We will normally pay the partial withdrawal within seven days following our receipt of written request. We may delay payment as described in OTHER POLICY PROVISIONS -- "Delay of Payments."

For important tax consequences of partial withdrawals, see FEDERAL TAX CONSIDERATIONS.

                             CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate the Company for:

    - Administering the Policy

    - Providing the insurance benefits set forth in the Policy and any optional insurance benefits added by Rider

    - Payment of any applicable taxes

    - Assuming certain risks in connection with the Policy

    - Incurring expenses in distributing the Policy

MONTHLY CHARGES (THE MONTHLY DEDUCTION)


On each monthly processing date, we will deduct certain monthly charges (the "Monthly Deduction") from Policy Value. You may allocate the Monthly Deduction to any number of sub-accounts and to the unloaned Policy Value in the Fixed Account. If you make no allocation, we will make a Pro-Rata Allocation. If the accounts you chose do not have sufficient funds to cover the Monthly Deduction, we will make a Pro-Rata Allocation.


The Monthly Deduction is comprised of the following:


    - MONTHLY POLICY CHARGE -- The Monthly Policy Charge will be charged on each monthly processing date until the Final Payment Date. The primary purpose of the Monthly Policy Charge is to compensate us for providing life insurance coverage for the Insured. In addition, a portion of this charge compensates us for administrative, tax, and distribution expenses. The Monthly Policy Charge is equal to a current rate per $1,000 times the Insurance Amount (the "Monthly Policy Charge rate"). The current Monthly Policy Charge rates are based on our expectations as to future mortality experience. Any change in the current Monthly Policy Charge rates will apply to all Insureds of the same age, sex and underwriting class whose Policies have been in force for the same period.


The current Monthly Policy Charge rate may vary based on:

    - Sex of the Insured (male, female, or blended unisex)

    - Issue age and underwriting class of the Insured

    - Issue date of the Policy or effective date of an increase or date of any Rider.

For the initial Face Amount, the Monthly Policy Charge rate is based on the issue age of the Insured and the Policy year. For an increase in Face Amount or for a Rider, the Monthly Policy Charge rate is based on the age of the Insured as of the effective date of the increase or Rider and the years since then. Our Monthly Policy Charge rates are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

The underwriting class of an Insured will affect the Monthly Policy Charge rates. We currently place Insureds into standard underwriting classes, non-standard underwriting classes, and simplified underwriting classes. The underwriting classes are also divided into two categories: smokers and non-smokers. We compute the Monthly Policy Charge separately for the initial Face Amount and for any increase in Face Amount. However, if the Insured's underwriting class improves on an increase, the current Monthly Policy Charge rates for the better class will apply to the total Face Amount.


The current rates for the Monthly Policy Charge will not be greater than the guaranteed rates set forth in the Policy, which in turn will never exceed the Commissioners 1980 Standard Ordinary Mortality Tables (Mortality Table B for unisex Policies) and the Insured's sex and age. The Tables used for this purpose set forth different mortality estimates for males and females. For examples, see APPENDIX C -- GUARANTEED MONTHLY POLICY CHARGE RATES. As indicated in the table in APPENDIX C, the maximum Monthly Policy Charge for each $1000 of Insurance Amount is $83.33 at age 99.


We deduct the Monthly Policy Charge on each monthly processing date starting with the Date of Issue, but do not deduct the Monthly Policy Charge after the Final Payment Date.


    - MONTHLY MORTALITY AND EXPENSE RISK CHARGE -- This monthly charge is currently equal to (and is guaranteed not to exceed) 1/12 of 0.75% of the Policy Value in each sub-account for the first 10 Policy years, 1/12 of 0.50% for Policy Years 11 through 20, and 0.25% for Policy years 21 and later. The charge is based on the Policy Value in the sub-accounts as of the prior Monthly Processing Date. The charge will continue to be assessed after the Final Payment Date.



This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more Net Death Benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Policies will exceed the expense portion of the Monthly Policy Charge. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, we will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.


    - Monthly Rider Charges -- Rider Charges will vary depending upon the riders selected, and by the sex, underwriting classification of the Insured.

COMPUTING MONTHLY POLICY CHARGES

Monthly Policy Charges can vary depending upon the Death Benefit Option you select. Monthly Policy Charges will also be different for the initial Face Amount, any increases in Face Amount, and for that part of the death benefit subject to the Guideline Minimum Death Benefit.

DEATH BENEFIT OPTION 1 AND DEATH BENEFIT OPTION 3

INITIAL FACE AMOUNT. -- For the initial Face Amount under Death Benefit Option 1 and Death Benefit Option 3, the Monthly Policy Charge is the PRODUCT of:

    - the current Monthly Policy Charge rate TIMES

    - the DIFFERENCE between

       - the initial Face Amount AND

       - the Policy Value (MINUS any Rider charges) at the beginning of the Policy month.

Under Death Benefit Option 1 and Death Benefit Option 3, the Monthly Policy Charge decreases as the Policy Value increases (if the Guideline Minimum Death Benefit is not in effect).

INCREASES IN FACE AMOUNT. -- For each increase in Face Amount under Death Benefit Option 1 or Death Benefit Option 3, the Monthly Policy Charge is the PRODUCT of:

    - the current Monthly Policy Charge rate for the increase TIMES

    - the DIFFERENCE between

       - the increase in Face Amount AND

       - any Policy Value (MINUS any Rider charges) IN EXCESS OF than the initial Face Amount at the beginning of the Policy month and not allocated to a prior increase.

GUIDELINE MINIMUM DEATH BENEFIT. -- If the Guideline Minimum Death Benefit is in effect, we will compute a Monthly Policy Charge for that part of the death benefit subject to the Guideline Minimum Death Benefit that exceeds the current death benefit not subject to the Guideline Minimum Death Benefit. Under Death Benefit Option 1 or Death Benefit Option 3, this Monthly Policy Charge is the PRODUCT of:

    - the current Monthly Policy Charge rate for the initial Face Amount TIMES

    - the DIFFERENCE between

       - the Guideline Minimum Death Benefit AND

       - the GREATER of the Face Amount OR the Policy Value.

We will adjust the Monthly Policy Charge for any decreases in Face Amount. See THE POLICY -- "CHANGE IN FACE AMOUNT: DECREASES."

DEATH BENEFIT OPTION 2

INITIAL FACE AMOUNT. -- For the initial Face Amount under Death Benefit Option 2, the Monthly Policy Charge is the PRODUCT of:

    - the current Monthly Policy Charge rate TIMES

    - the initial Face Amount.

INCREASES IN FACE AMOUNT. -- For each increase in Face Amount under Death Benefit Option 2, the Monthly Policy Charge is the PRODUCT of:

    - the current Monthly Policy Charge rate for the increase TIMES

    - the increase in Face Amount.

GUIDELINE MINIMUM DEATH BENEFIT. -- If the Guideline Minimum Death Benefit is in effect, we will compute a Monthly Policy Charge for that part of the death benefit subject to the Guideline Minimum Death Benefit that exceeds the current death benefit not subject to the Guideline Minimum Death Benefit. Under Death Benefit Option 2, this Monthly Policy Charge is the PRODUCT of:

    - the current Monthly Policy Charge rate for the initial Face Amount TIMES

    - the DIFFERENCE between

       - the Guideline Minimum Death Benefit AND

       - the Face Amount PLUS the Policy Value.

We will adjust the Monthly Policy Charge for any decreases in Face Amount. See THE POLICY -- "CHANGE IN FACE AMOUNT: DECREASES."

FUND EXPENSES


The value of the units of the sub-accounts will reflect the investment advisory fee and other expenses of the funds whose shares the sub-accounts purchase. The Prospectus and Statement of Additional Information of the Underlying Funds contain more information concerning the fees and expenses.


No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the sub-accounts to pay the taxes. See FEDERAL TAX CONSIDERATIONS.

PARTIAL WITHDRAWAL TRANSACTION CHARGE

For each partial withdrawal, we deduct a transaction fee of 2% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the withdrawal. The transaction fee applies to all partial withdrawals.

TRANSFER CHARGES

Currently, the first 12 transfers in a Policy year are free. We reserve the right to limit the number of free transfers in a Policy year to six. After that, we will deduct a $10 transfer charge for amounts transferred in that Policy year. We reserve the right to increase the charge, but it will never exceed $25. This charge reimburses us for the administrative costs of processing the transfer.

Each of the following transfers of Policy Value from the sub-accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Policy year:

    - A conversion within the first 24 months from Date of Issue or increase

    - A transfer to the Fixed Account to secure a loan

    - A reallocation of Policy Value within 20 days of the Date of Issue

    - Dollar-Cost Averaging Option and Automatic Rebalancing Option

OTHER ADMINISTRATIVE CHARGES

We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge for:

    - Changing payment allocation instructions

    - Changing the allocation of Monthly Policy Charges among the various sub-accounts and the Fixed Account

    - Providing a projection of values

We do not currently charge for these costs. Any future charge is guaranteed not to exceed $25 per transaction.

                                  POLICY LOANS

You may borrow money secured by your Policy Value at any time. There is no minimum loan amount. The total amount you may borrow, including any Outstanding Loan, is the loan value. The loan value is 90% of the Policy Value.

We will usually pay the loan within seven days after we receive the written request. We may delay the payment of loans as stated in OTHER POLICY PROVISIONS -- "Delay of Payments."

We will allocate the loan among the sub-accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-Rata Allocation. We will transfer Policy Value in each sub-account equal to the Policy loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

Policy Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of 4.0%. NO OTHER INTEREST WILL BE CREDITED. The loan interest rate charged by the Company accrues daily. The current annual interest rate charged by the Company is 4.80%. The current annual rate of interest charged on loans may change, but is guaranteed not to exceed 6.00%.

PREFERRED LOAN OPTION

The preferred loan option is automatically available to you, unless you request otherwise. You may change a preferred loan to a non-preferred loan at any time upon written request. A request for a preferred loan after the Final Payment Date will terminate the optional Guaranteed Death Benefit Rider. Any part of the Outstanding Loan that represents earnings under the Policy may be treated as a preferred loan. There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable withdrawal from the Policy. You should consult a qualified tax adviser (and see FEDERAL TAX CONSIDERATIONS).

Policy Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%. NO OTHER INTEREST WILL BE CREDITED. The loan interest rate charged by the Company accrues daily. The current annual loan interest rate charged by the Company for Preferred Loans is 4.00%. The current annual rate of interest charged on preferred loans may change, but is guaranteed not to exceed 4.50%.

REPAYMENT OF OUTSTANDING LOAN

You may pay any loans before Policy lapse. We will allocate that part of the Policy Value in the Fixed Account that secured a repaid loan to the sub-accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Policy Value according to your most recent payment allocation instructions. However, loan repayments allocated to the Variable Account cannot exceed Policy Value previously transferred from the Variable Account to secure the Outstanding Loan.

If the Outstanding Loan exceeds the next monthly deduction, the Policy will terminate. We will mail a notice of termination to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Policy will terminate with no value. See POLICY TERMINATION AND REINSTATEMENT. The foreclosure of an Outstanding Loan will terminate the optional Guaranteed Death Benefit Rider.

EFFECT OF POLICY LOANS

Policy loans will permanently affect the Policy Value and Surrender Value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the sub-accounts is less than or greater than the interest credited to the Policy Value in the Fixed Account that secures the loan.

We will deduct any Outstanding Loan from the proceeds payable when the Insured dies or from surrender.

                      POLICY TERMINATION AND REINSTATEMENT

TERMINATION

Unless the Guaranteed Death Benefit Rider is in effect, the Policy will terminate if:

    - Policy Value is insufficient to cover the next Monthly Deduction plus loan interest accrued OR

    - Outstanding Loans exceed the Policy Value

If one of these situations occurs, the Policy will be in default. You will then have a grace period of 62 days, measured from the date of default, to pay a premium sufficient to prevent termination. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the premium due and the date by which it must be paid.

Failure to pay a sufficient premium within the grace period will result in Policy termination. If the Insured dies during the grace period, we will deduct from the Net Death Benefit any monthly charges due and unpaid through the Policy month in which the Insured dies and any other overdue charge.

During the first 48 Policy months following the Date of Issue or an increase in the Face Amount, a guarantee may apply to prevent the Policy from terminating because of insufficient Policy Value. This guarantee applies if, during this period, you pay premiums that, when reduced by partial withdrawals and partial withdrawal transaction charges, equal or exceed specified minimum monthly payments. The specified minimum monthly payments are based on the number of months the Policy, increase in Face Amount or policy change that causes a change in the minimum monthly payment has been in force. A policy change that causes a change in the minimum monthly payment is a change in the Face Amount, underwriting reclassifications, or the addition or deletion of a Rider. Except for the first 48 months after the Date of Issue or the effective date of an increase, payments equal to the minimum monthly payment do not guarantee that the Policy will remain in force.

If the optional Guaranteed Death Benefit Rider is in effect, the Policy will not lapse regardless of the investment performance of the Variable Account. See "Guaranteed Death Benefit Rider."

REINSTATEMENT

A terminated Policy may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the monthly processing date following the date you submit to us:

    - Written application for reinstatement

    - Evidence of insurability showing that the Insured is insurable according to our underwriting rules and

    - A payment that, after the deduction of the payment expense charge, is large enough to cover the minimum amount payable

Policies which have been surrendered may not be reinstated.

MINIMUM AMOUNT PAYABLE -- If reinstatement is requested when less than 48 Monthly Deductions have been paid since the Date of Issue or increase in the Face Amount, you must pay for the lesser of three minimum monthly premiums and three Monthly Deductions.

If you request reinstatement more than 48 Monthly Processing Dates from the Date of Issue or increase in the Face Amount, you must pay three Monthly Deductions.

POLICY VALUE ON REINSTATEMENT -- The Policy Value on the date of reinstatement is:

    - The payment made to reinstate the Policy and interest earned from the date the payment was received at our Principal Office PLUS

    - The Policy Value less any Outstanding Loan on the date of default MINUS

    - The Monthly Deductions due on the date of reinstatement

You may reinstate any Outstanding Loan.

                            OTHER POLICY PROVISIONS

POLICY OWNER

The Policy Owner is the Insured unless another Policy owner has been named in the application or enrollment form. As Policy owner, you are entitled to exercise all rights under your Policy while the Insured is alive, with the consent of any irrevocable beneficiary. The consent of the Insured is required whenever the Face Amount is increased.

BENEFICIARY

The beneficiary is the person or persons to whom the Net Death Benefit is payable on the Insured's death. Unless otherwise stated in the Policy, the beneficiary has no rights in the Policy before the Insured dies. While the Insured is alive, you may change the beneficiary, unless you have declared the beneficiary to be irrevocable. If no beneficiary is alive when the Insured dies, the Policy owner (or the Policy owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, we will pay each beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries proportionally.

ASSIGNMENT

You may assign a Policy as collateral or make an absolute assignment. All Policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Principal Office. When recorded, the assignment will take effect on the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

THE FOLLOWING POLICY PROVISIONS MAY VARY BY STATE.

LIMIT ON RIGHT TO CHALLENGE POLICY

We cannot challenge the validity of your Policy if the Insured was alive after the Policy had been in force for two years from the Date of Issue. Also, we cannot challenge the validity of any increase in the Face Amount if the Insured was alive after the increase was in force for two years from the effective date of the increase.

SUICIDE

The Net Death Benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the Date of Issue. Instead, we will pay the beneficiary all payments made for the Policy, without interest, less any Outstanding Loan and partial withdrawals. If the Insured commits suicide, while sane or insane, within two years from any increase in Face Amount, we will not recognize the increase. We will pay to the beneficiary the Monthly Policy Charges paid for the increase.

MISSTATEMENT OF AGE OR SEX

If the Insured's age or sex is not correctly stated in the Policy application or enrollment form, we will adjust benefits under the Policy to reflect the correct age and sex. The adjusted benefit will be the benefit that the most recent Monthly Policy Charge would have purchased for the correct age and sex. We will not reduce the death benefit to less than the Guideline Minimum Death Benefit. For a unisex Policy, there is no adjusted benefit for misstatement of sex.

DELAY OF PAYMENTS

Amounts payable from the Variable Account for surrender, partial withdrawals, Net Death Benefit, Policy loans and transfers may be postponed whenever:

    - The New York Stock Exchange is closed other than customary weekend and holiday closings

    - The SEC restricts trading on the New York Stock Exchange

    - The SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Variable Account's net assets

We may delay paying any amounts derived from payments you made by check until the check has cleared your bank.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months.

                           FEDERAL TAX CONSIDERATIONS

The following summary of federal tax considerations is based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Policies. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Policy owner is a corporation or the trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to your circumstances.

THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under Subchapter L of the Code. We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Variable Account. We do not currently charge for federal income taxes respecting the Variable Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Variable Account.

Under current laws, the Company may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Variable Account, we may charge for taxes paid or for tax reserves.

TAXATION OF THE POLICIES

We believe that the Policies described in this Prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the Policy Value to the death benefit. So long as the Policies are life insurance contracts, the Net Death Benefits of the Policies are excludable from the gross income of the beneficiaries. Also, any increase in Policy Value is not taxable until received by you or your designee (but see "Modified Endowment Policies").

Federal tax law requires that the investment of each sub-account funding the Policies be adequately diversified according to Treasury regulations. Although we do not have control over the investments of the funds, we believe that the funds currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Policy owners may direct their investments to divisions of a separate investment account. Regulations may provide guidance in the future. The Policies or our administrative rules may be modified as necessary to prevent a Policy owner from being considered the owner of the assets of the Variable Account.

A surrender, partial withdrawal, change in Death Benefit Option, change in the Face Amount, lapse with Policy loan outstanding, or assignment of the Policy may have tax consequences. Within the first fifteen Policy years, a distribution of cash required under Section 7702 of the Code because of a reduction of benefits under the Policy will be taxed to the Policy owner as ordinary income respecting any investment earnings. Federal, state and local income, estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Insured, policy owner or beneficiary.

POLICY LOANS

We believe that non-preferred loans received under the Policy will be treated as an indebtedness of the Policy Owner for federal income tax purposes. Under current law, these loans will not constitute income for the Policy Owner while the Policy is in force (but see "Modified Endowment Policies"). There is a risk, however, that a preferred loan may be characterized by the Internal Revenue Service ("IRS") as a withdrawal and taxed accordingly. At the present time, the IRS has not issued any guidance on whether loans with the attributes of a preferred loan should be treated differently than a non-preferred loan. This lack of specific guidance makes the tax treatment of preferred loans uncertain. In the event IRS guidelines are issued in the future, you may convert your preferred loan to a non-preferred loan. However, it is possible that, notwithstanding the conversion, some or all of the loan could be treated as a taxable withdrawal from the Policy.

Section 264 of the Code restricts the deduction of interest on Policy loans. Consumer interest paid on Policy loans under an individually owned Policy is not tax deductible. Generally, no tax deduction for interest is allowed on Policy loans, if the Insured is an officer or employee of, or is financially interested in, any business carried on by the taxpayer. There is an exception to this rule which permits a deduction for interest on loans up to $50,000 related to business-owned policies covering officers or 20-percent owners, up to a maximum equal to the greater of (1) five individuals or (2) the lesser of (a) 5% of the total number of officers and employees of the corporation or (b) 20 individuals.

MODIFIED ENDOWMENT POLICIES

The Technical and Miscellaneous Revenue Act of 1988 ("1988 Act") adversely affects the tax treatment of distributions under so-called "modified endowment contracts." Under the 1988 Act, a Policy may be considered a "modified endowment contract" if total payments during the first seven Policy years (or within seven years of a material change in the Policy) EXCEED the total net level payments payable had the Policy provided for paid-up future benefits after making seven level annual payments. In addition, if benefits are reduced at anytime during the life of the Policy, there may be adverse tax consequences. PLEASE CONSULT YOUR TAX ADVISER.

If the Policy is considered a modified endowment contract, distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis and includible in gross income to the extent that the Surrender Value exceeds the policy owner's investment in the Policy. Any other amounts will be treated as a return of capital up to the Policy Owner's basis in the Policy. A 10% additional tax is imposed on that part of any distribution that is includible in income, unless the distribution is:

    - Made after the taxpayer becomes disabled,

    - Made after the taxpayer attains age 59 1/2, or

    - Part of a series of substantially equal periodic payments for the taxpayer's life or life expectancy or joint life expectancies of the taxpayer and beneficiary.

All modified endowment contracts issued by the same insurance company to the same policy owner during any calendar year will be treated as a single modified endowment contract in computing taxable distributions.

Currently, we review each Policy when payments are received to determine if the payment will render the Policy a modified endowment contract. If a payment would so render the Policy, we will notify you of the option of requesting a refund of the excess payment. The refund process must be completed within 60 days after the Policy anniversary or the Policy will be permanently classified as a modified endowment contract.

                                 VOTING RIGHTS

Where the law requires, we will vote fund shares that each sub-account holds according to instructions received from Policy Owners with Policy Value in the sub-account. If, under the 1940 Act or its rules, we may vote shares in our own right, whether or not the shares relate to the Policies, we reserve the right to do so.

We will provide each person having a voting interest in a fund with proxy materials and voting instructions. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the Variable Account that does not relate to the Policies.

We will compute the number of votes that a Policy owner has the right to instruct on the record date established for the fund. This number is the quotient of:

    - Each Policy Owner's Policy Value in the sub-account divided by

    - The net asset value of one share in the fund in which the assets of the sub-account are invested

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that Fund shares be voted so as
(1) to cause to change in the sub-classification or investment objective of one or more of the Funds, or (2) to approve or disapprove an investment advisory contract for the Funds. In addition, we may disregard voting instructions that are in favor of any change in the investment policies or in any investment adviser or principal underwriter if the change has been initiated by Contract Owners or the Trustees. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Funds. In the event we do disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Contract Owners.

                DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY               PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------               ----------------------------------------------

Bruce C. Anderson                          Director (since 1996), Vice President (since 1984)
  Director                                 and Assistant Secretary (since 1992) of First
                                           Allmerica

Warren E. Barnes                           Vice President (since 1996) and Corporate
  Vice President and Corporate             Controller (since 1998) of First Allmerica
  Controller

Robert E. Bruce                            Director and Chief Information Officer (since
  Director and Chief Information Officer   1997) and Vice President (since 1995) of First
                                           Allmerica; and Corporate Manager (1979 to 1995) of
                                           Digital Equipment Corporation

Mary Eldridge                              Secretary (since 1999) of First Allmerica;
  Secretary                                Secretary (since 1999) of Allmerica
                                           Investments, Inc.; and Secretary (since 1999) of
                                           Allmerica Financial Investment Management
                                           Services, Inc., Attorney with First Allmerica
                                           (since 1998), Employee of First Allmerica (since
                                           1992)

John P. Kavanaugh                          Director and Chief Investment Officer (since 1996)
  Director, Vice President and Chief       and Vice President (since 1991) of First
  Investment Officer                       Allmerica; and Vice President (since 1998) of
                                           Allmerica Financial Investment Management
                                           Services, Inc.

John F. Kelly                              Director (since 1996), Senior Vice President
  Director Vice President and              (since 1986), General Counsel (since 1981) and
  General Counsel                          Assistant Secretary (since 1991) of First
                                           Allmerica; Director (since 1985) of Allmerica
                                           Investments, Inc.; and Director (since 1990) of
                                           Allmerica Financial Investment Management
                                           Services, Inc.

J. Barry May                               Director (since 1996) of First Allmerica; Director
  Director                                 and President (since 1996) of The Hanover
                                           Insurance Company; and Vice President (1993 to
                                           1996) of The Hanover Insurance Company

NAME AND POSITION WITH COMPANY               PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------               ----------------------------------------------

James R. McAuliffe                         Director (since 1996) of First Allmerica; Director
  Director                                 (since 1992), President (since 1994) and Chief
                                           Executive Officer (since 1996) of Citizens
                                           Insurance Company of America

John F. O'Brien                            Director, President and Chief Executive Officer
  Director and Chairman of the Board       (since 1989) of First Allmerica; Director (since
                                           1989) of Allmerica Investments, Inc.; and Director
                                           and Chairman of the Board (since 1990) of
                                           Allmerica Financial Investment Management
                                           Services, Inc.

Edward J. Parry, III                       Director and Chief Financial Officer (since 1996)
  Director, Vice President, Chief          and Vice President and Treasurer (since 1993) of
  Financial Officer and Treasurer          First Allmerica; Treasurer (since 1993) of
                                           Allmerica Investments, Inc.; and Treasurer (since
                                           1993) of Allmerica Financial Investment Management
                                           Services, Inc.

Richard M. Reilly                          Director (since 1996) and Vice President (since
  Director, President and Chief            1990) of First Allmerica; Director (since 1990) of
  Executive Officer                        Allmerica Investments, Inc.; and Director and
                                           President (since 1998) of Allmerica Financial
                                           Investment Management Services, Inc.

Robert P. Restrepo, Jr.                    Director and Vice President (since 1998) of First
  Director                                 Allmerica; Chief Executive Officer (1996 to 1998)
                                           of Travelers Property & Casualty; Senior Vice
                                           President (1993 to 1996) of Aetna Life & Casualty
                                           Company

Eric A. Simonsen                           Director (since 1996) and Vice President (since
  Director and Vice President              1990) of First Allmerica; Director (since 1991) of
                                           Allmerica Investments, Inc.; and Director (since
                                           1991) of Allmerica Financial Investment Management
                                           Services, Inc.

                                  DISTRIBUTION


Allmerica Investments, Inc., an indirect wholly owned subsidiary of First Allmerica, acts as the principal underwriter and general distributor of the Policies. Allmerica Investments, Inc. is registered with the SEC as a broker-dealer and is a member of the National Association of Securities
Dealers, Inc. ("NASD"). First Union Securities, Inc. acts as the distributor and wholesaler of the Policies. First Union Securities, Inc. is registered with the SEC as a broker-dealer and is a member of the NASD.



The Company, Allmerica Investments, Inc, and First Union Securities, Inc. have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees must also be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.



Broker-dealers who sell the Policy receive commissions based on a commission schedule. Commissions may be up to 8.50% for payments in Years 1-4, 4.0% in Years 5-10, and 2% thereafter. From time-to-time alternative commission schedules may be available, but the maximum value of any alternative amounts the Company may pay as commissions on the Policies is expected to be equivalent over time to the amounts described above. To the extent permitted by NASD rules, overrides and promotional incentives or payments based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.


Commissions paid on the Policies, including other incentives or payments, are not charged to Policy Owners or to the Variable Account.

                                    REPORTS

We will maintain the records for the Variable Account. We will promptly send you statements of transactions under your Policy, including:

    - Payments

    - Changes in Face Amount

    - Changes in death benefit option

    - Transfers among Sub-Accounts and the Fixed Account

    - Partial withdrawals

    - Increases in loan amount or loan repayments

    - Lapse or termination for any reason

    - Reinstatement

We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Policy year. It will also set forth the status of the death benefit, Policy Value, Surrender Value, amounts in the Sub-Accounts and Fixed Account, and any Policy loans. We will send you reports containing financial statements and other information for the Variable Account and the Evergreen Variable Annuity Trust.

                               LEGAL PROCEEDINGS

There are no pending legal proceedings involving the Variable Account or its assets. The Company and Allmerica Investments, Inc. are not involved in any litigation that is materially important to their total assets.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts. We may redeem the shares of a Fund and substitute shares of another registered open-end management company, if:

    - The shares of the fund are no longer available for investment or

    - In our judgment further investment in the Fund would be improper based on the purposes of the Variable Account or the affected Sub-Account

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Policy interest in a sub-account without notice to Policy Owners and prior approval of the SEC and state insurance authorities. The Variable Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Policy Owner's request.

We reserve the right to establish additional sub-accounts funded by a new fund or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.


Shares of the Underlying Funds are issued to other separate accounts of the Company and its affiliates that fund variable annuity contracts ("mixed funding") and are also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life Policy Owners or variable annuity Policy Owners. The Company and the Underlying Funds do not believe that mixed and shared funding is currently disadvantageous to either variable life insurance Policy Owners or variable annuity Policy Owners. The Company and the Trustees will monitor events to identify any material conflicts among Policy Owners because of mixed and shared funding. If the Trustees conclude that separate funds should be established for variable life and variable annuity separate accounts, we will bear the expenses.


We may change the Policy to reflect a substitution or other change and will notify Policy Owners of the change. Subject to any approvals the law may require, the Variable Account or any sub-accounts may be:

    - Operated as a management company under the 1940 Act

    - Deregistered under the 1940 Act if registration is no longer required

    - Combined with other sub-accounts or our other separate accounts

                              FURTHER INFORMATION

We have filed a 1933 Act registration statement for this offering with the SEC. Under SEC rules and regulations, we have omitted from this Prospectus part of the registration statement and amendments. Statements contained in this Prospectus are summaries of the Policy and other legal documents. The complete documents and omitted information may be obtained from the SEC's Principal Office in Washington, D.C., on payment of the SEC's prescribed fees.

                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

This Prospectus serves as a disclosure document only for the aspects of the Policy relating to the Variable Account. For complete details on the Fixed Account, read the Policy itself. The Fixed Account and other interests in the general account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. The 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Policy and the Fixed Account. The SEC has not reviewed the disclosures in this section of the Prospectus.

GENERAL DESCRIPTION

You may allocate part or all of your payments to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our general account. The general account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our general account assets and are used to support insurance and annuity obligations.

FIXED ACCOUNT INTEREST

We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The minimum interest we will credit on amounts allocated to the Fixed Account is 4.0% compounded annually. "Excess interest" may or may not be credited at our sole discretion. We will guarantee initial rates on amounts allocated to the Fixed Account, either as payments or transfers, to the next Policy anniversary. At each Policy anniversary, we will credit the then current interest rate to money remaining in the Fixed Account. We will guarantee this rate for one year. Thus, if a payment has been allocated to the Fixed Account for less than one Policy year, the interest rate credited to such payment may be greater or less than the interest rate credited to payments that have been allocated to the Policy for more than one Policy year.

Policy loans may also be made from the Policy Value in the Fixed Account. We will credit that part of the Policy Value that is equal to any Outstanding Loan with interest at an effective annual yield of at least 4.0%.

We may delay transfers, surrenders, partial withdrawals, Net Death Benefits and Policy loans up to six months. However, if payment is delayed for 30 days or more, we will pay interest at our then current interest rate. The rate applied will be at least equal to the rate required by state law for deferment of payments. Amounts from the Fixed Account used to make payments on policies that we or our affiliates issue will not be delayed.

PARTIAL WITHDRAWALS AND TRANSFERS

If a partial withdrawal is made, a partial withdrawal transaction charge may be imposed. We deduct partial withdrawals from Policy Value allocated to the Fixed Account on a last-in/first-out basis. This means that the last payments allocated to Fixed Account will be withdrawn first.

The first 12 transfers in a Policy year currently are free. After that, we may deduct a $10 transfer charge for each transfer in that Policy year. The transfer privilege is subject to our consent and to our then current rules.

                            INDEPENDENT ACCOUNTANTS


The financial statements of the Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included in this Prospectus constituting part of this Registration Statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of the firm as experts in auditing and accounting.


The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Policy.

                              FINANCIAL STATEMENTS

Financial Statements for the Company and for the Variable Account are included in this Prospectus, beginning immediately after the Appendices. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                   APPENDIX A
                 GUIDELINE MINIMUM DEATH BENEFIT FACTORS TABLE

              (DEATH BENEFIT OPTION 1 AND DEATH BENEFIT OPTION 2)
                ------------------------------------------------

Under Death Benefit Option 1 and Death Benefit Option 2, the Guideline Minimum Death Benefit is a percentage of the Policy Value as set forth below:

                    GUIDELINE MINIMUM DEATH BENEFIT FACTORS

                                                            Percentage of
Attained Age                                                Policy Value
------------                                                -------------
    40 and under..........................................      250%
    41....................................................      243%
    42....................................................      236%
    43....................................................      229%
    44....................................................      222%
    45....................................................      215%
    46....................................................      209%
    47....................................................      203%
    48....................................................      197%
    49....................................................      191%
    50....................................................      185%
    51....................................................      178%
    52....................................................      171%
    53....................................................      164%
    54....................................................      157%
    55....................................................      150%
    56....................................................      146%
    57....................................................      142%
    58....................................................      138%
    59....................................................      134%
    60....................................................      130%
    61....................................................      128%
    62....................................................      126%
    63....................................................      124%
    64....................................................      122%
    65....................................................      120%
    66....................................................      119%
    67....................................................      118%
    68....................................................      117%
    69....................................................      116%
    70....................................................      115%
    71....................................................      113%
    72....................................................      111%
    73....................................................      109%
    74....................................................      107%
    75 - 90...............................................      105%
    91....................................................      104%
    92....................................................      103%
    93....................................................      102%
    94....................................................      101%
    95 and above..........................................      100%

                                   APPENDIX B
                          OPTIONAL INSURANCE BENEFITS

This Appendix provides only a summary of other insurance benefits that may be available by Rider for an additional charge. The Riders are not available if the Policy is issued on the basis of simplified underwriting. For more information, contact your representative.

WAIVER OF PREMIUM RIDER

This Rider provides that, during periods of total disability continuing more than four months, we will add to the Policy Value each month an amount you selected or the amount needed to pay the Monthly Policy Charges, whichever is greater. This amount will keep the Policy in force. This benefit is subject to our maximum issue benefits. Its cost will change yearly.

OTHER INSURED RIDER

This Rider provides a term insurance benefit for up to five Insureds. At present this benefit is only available for the spouse and children of the primary Insured. The Rider includes a feature that allows the "other Insured" to convert the coverage to a flexible premium adjustable life insurance policy.

GUARANTEED DEATH BENEFIT RIDER

This Rider, which is available only at issue, (a) guarantees that your Policy will not lapse regardless of the Performance of the Variable Account and (b) provides a guaranteed Net Death Benefit.


Certain Riders May Not Be Available in All States.

                                   APPENDIX C
                     GUARANTEED MONTHLY POLICY CHARGE RATES

The Monthly Policy Charge will be charged on each monthly processing date until the Final Payment Date. The Monthly Policy Charge compensates us for the cost of providing life insurance coverage for the Insured and for certain administrative, tax and distribution expenses. The Monthly Policy Charge is equal to a specified amount that varies with the sex (unisex rates where required by state law), age, and underwriting class of the Insured and Death Benefit Option selected, for each $1,000 of the Policy's Face Amount. For a standard underwriting class, the rates for the Monthly Policy Charge will never exceed the guaranteed rates set forth in the Policy, which in turn will not exceed the Commissioners 1980 Standard Ordinary Mortality Tables (Mortality Table B for unisex Policies) and the Insured's sex and age, as set forth below.

Age     Male       Female     Age     Male       Female
---   ---------   ---------   ---   ---------   ---------
 0     0.349002    0.241153   34     0.166820    0.131762
 1     0.089210    0.072529   35     0.176004    0.137604
 2     0.082537    0.067525   36     0.186859    0.146785
 3     0.081703    0.065857   37     0.200220    0.157637
 4     0.079201    0.064189   38     0.215255    0.170159
 5     0.075031    0.063355   39     0.232798    0.185189
 6     0.071695    0.060854   40     0.252016    0.201891
 7     0.066691    0.060020   41     0.274581    0.220267
 8     0.063355    0.058352   42     0.297152    0.239482
 9     0.061688    0.057518   43     0.323073    0.257865
 10    0.060854    0.056684   44     0.349839    0.277089
 11    0.064189    0.057518   45     0.379960    0.297152
 12    0.070861    0.060020   46     0.410927    0.317220
 13    0.082537    0.062521   47     0.444418    0.338128
 14    0.095884    0.066691   48     0.479596    0.361551
 15    0.110901    0.070861   49     0.518979    0.386655
 16    0.125921    0.075031   50     0.560894    0.414276
 17    0.139273    0.079201   51     0.610378    0.443581
 18    0.148454    0.081703   52     0.665766    0.476245
 19    0.155132    0.085040   53     0.728747    0.513950
 20    0.158471    0.087542   54     0.800179    0.552509
 21    0.159306    0.089210   55     0.876715    0.592762
 22    0.157637    0.090879   56     0.960053    0.633033
 23    0.155132    0.092547   57     1.046840    0.671642
 24    0.151793    0.095050   58     1.139616    0.708588
 25    0.147620    0.096718   59     1.239245    0.748070
 26    0.144281    0.099221   60     1.349978    0.792613
 27    0.142612    0.101724   61     1.473551    0.848112
 28    0.141777    0.105061   62     1.613407    0.917954
 29    0.142612    0.108398   63     1.772172    1.007228
 30    0.144281    0.112570   64     1.949092    1.110929
 31    0.148454    0.116742   65     2.143422    1.224040
 32    0.152628    0.120914   66     2.350996    1.343212
 33    0.159306    0.125086   67     2.572761    1.464235

Age     Male       Female     Age     Male       Female
---   ---------   ---------   ---   ---------   ---------
 68    2.808822    1.583722   84    12.513845    9.091985
 69    3.065321    1.712709   85    13.737727   10.231576
 70    3.353673    1.861440   86    15.021846   11.470894
 71    3.681989    2.041944   87    16.356613   12.808171
 72    4.060290    2.267226   88    17.737983   14.246630
 73    4.496204    2.544475   89    19.171986   15.797873
 74    4.983518    2.872449   90    20.677655   17.482656
 75    5.513313    3.243922   91    22.287142   19.335047
 76    6.076525    3.653355   92    24.063468   21.418993
 77    6.665690    4.094284   93    26.119927   23.852378
 78    7.275881    4.567162   94    28.812996   26.926360
 79    7.923872    5.085703   95    32.817580   31.310116
 80    8.635205    5.672859   96    39.642945   38.504787
 81    9.430778    6.350514   97    53.066045   52.275714
 82   10.338952    7.140527   98    83.330000   83.330000
 83   11.373499    8.058585   99    83.330000   83.330000


EXAMPLES



1. For a female Insured, age 35, under a Policy with a Face Amount of $100,000, the maximum Monthly Policy Charge would be $13.76, as follows:



    - The Face Amount of $100,000 divided by 1000 = 100



    - From the table, the applicable factor is 0.137604



    - 100 times the factor of 0.137604= $13.76



2. For a male Insured, age 47, under a Policy with a Face Amount of $150,000, the maximum Monthly Policy Charge would be $66.63, as follows:



    - The Face Amount of $150,000 divided by 1000 = 150



    - From the table, the applicable factor is 0.44418



    - 150 times the factor of 0.444418 = $66.63

                                   APPENDIX D
                 ILLUSTRATIONS OF DEATH BENEFIT, POLICY VALUES
                            AND ACCUMULATED PAYMENTS

The following tables illustrate the way in which the Policy's death benefit and Policy Value could vary over an extended period of time. ON REQUEST, WE WILL PROVIDE A COMPARABLE ILLUSTRATION BASED ON THE PROPOSED INSURED'S AGE, SEX, AND UNDERWRITING CLASS, AND THE REQUESTED FACE AMOUNT, DEATH BENEFIT OPTION AND RIDERS.

ASSUMPTIONS


The tables illustrate Policies issued both on a simplified and fully underwritten basis to a male non-smoker, Age 30, under a standard Underwriting Class, and to a male non-smoker, Age 45, under a standard Underwriting Class. In each case, one table illustrates the guaranteed Monthly Policy Charge rates and the other table illustrates the current Monthly Policy Charge rates as presently in effect.



The tables assume that no Policy loans have been made, that there has not been an increase or decrease in the initial Face Amount, that no partial withdrawals have been made, and that no transfers above 12 have been made in any Policy year (so that no transaction or transfer charges have been incurred).



The tables assumed that all premiums are allocated to and remain in the Variable Account for the entire period shown. The tables are based on hypothetical gross investment rates of return for the Underlying Fund (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rates of 0%, 6%, and 12%. The second column of the tables show the amount which would accumulate if an amount equal to the guideline level premium were invested each year to earn interest (after taxes) at 5%, compounded annually.


The Policy Values and Death Proceeds would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual Policy years. The values also would be different depending on the allocation of the Policy's total Policy Value among the Sub-Accounts of the Variable Account, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each Underlying Fund varied above and below such averages.

DEDUCTIONS FOR CHARGES

The amounts shown in the tables take into account the Monthly Deduction from Policy Value.

EXPENSES OF THE UNDERLYING FUNDS


The amounts shown in the tables also take into account the Underlying Fund advisory fees and operating expenses, which are assumed to be at an annual rate of 0.95% of the average daily net assets of the Underlying Funds. The actual fees and expenses of each Underlying Fund vary, and with expense limitations range from an annual rate of 0.29% to an annual rate of 1.38% of average daily net assets. The fees and expenses associated with your Policy may be more or less than 0.95% in the aggregate, depending upon how you make allocations of Policy Value among the Sub-Accounts.



Evergreen Investment Management has voluntarily agreed to limit aggregate operating expenses (including investment advisory fees, but excluding interest, brokerage commissions and extraordinary expenses) of the Evergreen VA Equity Index Fund to 0.30% of average daily net assets. Without the voluntarily limit, total expenses of the Evergreen VA Equity Index Fund for 1999 are estimated to be 0.82% of average daily assets. Evergreen Asset Management Corp. has voluntarily agreed to limit aggregate operating expenses (including investment advisory fees, but excluding interest, brokerage commissions and extraordinary expenses) of the Evergreen VA Foundation Fund, Evergreen Global Leaders Fund, and Evergreen VA Small Cap Value Fund to 1.00% of average daily net assets. Without these voluntary limitations, total expenses of the Funds during 1999, as a percentage of average daily net assets, would have been 1.19% for Evergreen Global Leaders Fund, and 1.36% for Evergreen VA Small Cap Value Fund. Total operating expenses for the Evergreen VA Foundation Fund did not exceed its expense limitations during 1999.



The investment adviser of the Oppenheimer Small Cap Growth Fund/VA has voluntarily agreed to limit aggregate operating expenses of the Fund to 1.38% of average daily net assets. Without the effect of the voluntary limitation, total expenses of the Fund during 1999, as a percentage of average daily net assets, would have been 2.20%.


NET ANNUAL RATES OF INVESTMENT


Applying the average Fund advisory fees and operating expenses of 0.95% of average net assets, in the Current Cost of Insurance Charges tables the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -0.95%, 5.05% and 11.05%. In the Guaranteed Cost of Insurance Charges tables, the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -0.95%, 5.05%% and 11.05%, respectively.


The hypothetical returns shown in the tables do not reflect any charges for income taxes against the Variable Account since no charges are currently made. However, if in the future the charges are made, to produce illustrated death benefits and values, the gross annual investment rates of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges. The second column of the tables shows the amount that would accumulate if the guideline level premium were invested to earn interest (after taxes) at 5%, compounded annually.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                            SIMPLIFIED UNDERWRITING



                                                          FACE AMOUNT = $100,000


                                                          MALE NON-SMOKER AGE 30

                                                          DEATH BENEFIT OPTION 2

                       BASED ON CURRENT MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS

                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1                 3,735        3,332       3,332     103,332       3,539       3,539    103,539
          2                 7,656        6,599       6,599     106,599       7,220       7,220    107,220
          3                11,774        9,808       9,808     109,808      11,055      11,055    111,055
          4                16,098       12,957      12,957     112,957      15,047      15,047    115,047
          5                20,637       16,052      16,052     116,052      19,210      19,210    119,210
          6                25,404       19,112      19,112     119,112      23,568      23,568    123,568
          7                30,409       22,117      22,117     122,117      28,108      28,108    128,108
          8                35,664       25,086      25,086     125,086      32,858      32,858    132,858
          9                41,183       28,004      28,004     128,004      37,809      37,809    137,809
         10                46,977       30,870      30,870     130,870      42,969      42,969    142,969
         11                53,060       33,773      33,773     133,773      48,471      48,471    148,471
         12                59,448       36,636      36,636     136,636      54,225      54,225    154,225
         13                66,155       39,464      39,464     139,464      60,245      60,245    160,245
         14                73,198       42,258      42,258     142,258      66,545      66,545    166,545
         15                80,593       45,007      45,007     145,007      73,125      73,125    173,125
         16                88,357       47,710      47,710     147,710      79,997      79,997    179,997
         17                96,510       50,355      50,355     150,355      87,161      87,161    187,161
         18               105,070       52,942      52,942     152,942      94,628      94,628    194,628
         19               114,059       55,469      55,469     155,469     102,410     102,410    202,410
         20               123,496       57,935      57,935     157,935     110,519     110,519    211,092
       Age 60             248,139       80,558      80,558     180,558     217,535     217,535    317,535
       Age 65             337,333       88,718      88,718     188,718     290,433     290,433    390,433
       Age 70             451,169       93,726      93,726     193,726     379,459     379,459    479,459
       Age 75             596,456       94,250      94,250     194,250     487,112     487,112    587,112

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1               3,746        3,746     103,746
          2               7,865        7,865     107,865
          3              12,403       12,403     112,403
          4              17,398       17,398     117,398
          5              22,904       22,904     122,904
          6              28,991       28,991     128,991
          7              35,697       35,697     135,697
          8              43,105       43,105     143,105
          9              51,270       51,270     151,270
         10              60,267       60,267     160,267
         11              70,357       70,357     175,892
         12              81,494       81,494     198,029
         13              93,790       93,790     221,345
         14             107,371      107,371     245,880
         15             122,356      122,356     271,631
         16             138,889      138,889     298,612
         17             157,107      157,107     328,355
         18             177,182      177,182     359,680
         19             199,299      199,299     392,620
         20             223,668      223,668     427,206
       Age 60           672,744      672,744     901,476
       Age 65          1,133,827   1,133,827   1,383,269
       Age 70          1,891,545   1,891,545   2,194,192
       Age 75          3,141,178   3,141,178   3,361,060



(1) Assumes a $3,557 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.


(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                            SIMPLIFIED UNDERWRITING



                                                          FACE AMOUNT = $100,000


                                                          MALE NON-SMOKER AGE 30

                                                          DEATH BENEFIT OPTION 2

                     BASED ON GUARANTEED MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS

                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1                 3,735        3,328       3,328     103,328       3,534       3,534    103,534
          2                 7,656        6,594       6,594     106,594       7,214       7,214    107,214
          3                11,774        9,800       9,800     109,800      11,046      11,046    111,046
          4                16,098       12,944      12,944     112,944      15,033      15,033    115,033
          5                20,637       16,026      16,026     116,026      19,180      19,180    119,180
          6                25,404       19,044      19,044     119,044      23,494      23,494    123,494
          7                30,409       21,999      21,999     121,999      27,978      27,978    127,978
          8                35,664       24,888      24,888     124,888      32,638      32,638    132,638
          9                41,183       27,710      27,710     127,710      37,478      37,478    137,478
         10                46,977       30,464      30,464     130,464      42,502      42,502    142,502
         11                53,060       33,230      33,230     133,230      47,836      47,836    147,836
         12                59,448       35,930      35,930     135,930      53,384      53,384    153,384
         13                66,155       38,564      38,564     138,564      59,156      59,156    159,156
         14                73,198       41,130      41,130     141,130      65,157      65,157    165,157
         15                80,593       43,626      43,626     143,626      71,396      71,396    171,396
         16                88,357       46,050      46,050     146,050      77,881      77,881    177,881
         17                96,510       48,402      48,402     148,402      84,622      84,622    184,622
         18               105,070       50,681      50,681     150,681      91,627      91,627    191,627
         19               114,059       52,885      52,885     152,885      98,906      98,906    198,906
         20               123,496       55,010      55,010     155,010     106,466     106,466    206,466
       Age 60             248,139       72,245      72,245     172,245     203,608     203,608    303,608
       Age 65             337,333       75,662      75,662     175,662     266,812     266,812    366,812
       Age 70             451,169       73,300      73,300     173,300     340,242     340,242    440,242
       Age 75             596,456       62,162      62,162     162,162     422,787     422,787    522,787

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1               3,741        3,741     103,741
          2               7,859        7,859     107,859
          3              12,392       12,392     112,392
          4              17,382       17,382     117,382
          5              22,871       22,871     122,871
          6              28,911       28,911     128,911
          7              35,554       35,554     135,554
          8              42,860       42,860     142,860
          9              50,894       50,894     150,894
         10              59,727       59,727     159,727
         11              69,609       69,609     174,024
         12              80,470       80,470     195,543
         13              92,404       92,404     218,072
         14             105,510      105,510     241,618
         15             119,905      119,905     266,190
         16             135,715      135,715     291,787
         17             153,073      153,073     319,922
         18             172,131      172,131     349,426
         19             193,057      193,057     380,322
         20             216,033      216,033     412,623
       Age 60           632,371      632,371     847,378
       Age 65          1,052,728   1,052,728   1,284,328
       Age 70          1,732,062   1,732,062   2,009,192
       Age 75          2,838,547   2,838,547   3,037,245



(1) Assumes a $3,557 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.


(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                            SIMPLIFIED UNDERWRITING



                                                          FACE AMOUNT = $100,000



                                                          MALE NON-SMOKER AGE 45



                                                          DEATH BENEFIT OPTION 1


                       BASED ON CURRENT MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS

                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1                 2,132        1,571       1,571     100,000       1,678       1,678    100,000
          2                 4,370        3,070       3,070     100,000       3,382       3,382    100,000
          3                 6,720        4,516       4,516     100,000       5,132       5,132    100,000
          4                 9,187        5,952       5,952     100,000       6,973       6,973    100,000
          5                11,778        7,336       7,336     100,000       8,867       8,867    100,000
          6                14,498        8,685       8,685     100,000      10,834      10,834    100,000
          7                17,355        9,976       9,976     100,000      12,852      12,852    100,000
          8                20,354       11,276      11,276     100,000      14,994      14,994    100,000
          9                23,503       12,551      12,551     100,000      17,229      17,229    100,000
         10                26,810       13,791      13,791     100,000      19,554      19,554    100,000
         11                30,282       15,043      15,043     100,000      22,037      22,037    100,000
         12                33,927       16,281      16,281     100,000      24,645      24,645    100,000
         13                37,755       17,517      17,517     100,000      27,397      27,397    100,000
         14                41,774       18,763      18,763     100,000      30,310      30,310    100,000
         15                45,995       19,967      19,967     100,000      33,345      33,345    100,000
         16                50,426       21,124      21,124     100,000      36,509      36,509    100,000
         17                55,079       22,214      22,214     100,000      39,791      39,791    100,000
         18                59,964       23,232      23,232     100,000      43,199      43,199    100,000
         19                65,094       24,176      24,176     100,000      46,742      46,742    100,000
         20                70,480       25,043      25,043     100,000      50,430      50,430    100,000
       Age 60              45,995       19,967      19,967     100,000      33,345      33,345    100,000
       Age 65              70,480       25,043      25,043     100,000      50,430      50,430    100,000
       Age 70             101,730       28,365      28,365     100,000      72,404      72,404    100,000
       Age 75             141,614       28,681      28,681     100,000     101,393     101,393    108,491

                               HYPOTHETICAL 12%
                           GROSS INVESTMENT RETURN
                       --------------------------------
       POLICY          SURRENDER    POLICY      DEATH
        YEAR             VALUE     VALUE (2)   BENEFIT
---------------------  ---------   ---------   --------
          1               1,786       1,786    100,000
          2               3,708       3,708    100,000
          3               5,801       5,801    100,000
          4               8,126       8,126    100,000
          5              10,667      10,667    100,000
          6              13,464      13,464    100,000
          7              16,521      16,521    100,000
          8              19,936      19,936    100,000
          9              23,712      23,712    100,000
         10              27,880      27,880    100,000
         11              32,575      32,575    100,000
         12              37,793      37,793    100,000
         13              43,603      43,603    100,000
         14              50,079      50,079    100,000
         15              57,260      57,260    100,000
         16              65,229      65,229    100,000
         17              74,074      74,074    100,000
         18              83,895      83,895    105,708
         19              94,729      94,729    117,464
         20             106,670     106,670    130,138
       Age 60            57,260      57,260    100,000
       Age 65           106,670     106,670    130,138
       Age 70           189,506     189,506    219,827
       Age 75           326,114     326,114    348,942



(1) Assumes a $2,030 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.


(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                            SIMPLIFIED UNDERWRITING



                                                          FACE AMOUNT = $100,000



                                                          MALE NON-SMOKER AGE 45


                                                          DEATH BENEFIT OPTION 1

                     BASED ON GUARANTEED MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS

                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1                 2,132        1,553       1,553     100,000      1,660       1,660     100,000
          2                 4,370        3,051       3,051     100,000      3,362       3,362     100,000
          3                 6,720        4,494       4,494     100,000      5,106       5,106     100,000
          4                 9,187        5,879       5,879     100,000      6,894       6,894     100,000
          5                11,778        7,206       7,206     100,000      8,725       8,725     100,000
          6                14,498        8,473       8,473     100,000     10,600      10,600     100,000
          7                17,355        9,674       9,674     100,000     12,515      12,515     100,000
          8                20,354       10,804      10,804     100,000     14,468      14,468     100,000
          9                23,503       11,859      11,859     100,000     16,456      16,456     100,000
         10                26,810       12,831      12,831     100,000     18,475      18,475     100,000
         11                30,282       13,752      13,752     100,000     20,577      20,577     100,000
         12                33,927       14,586      14,586     100,000     22,718      22,718     100,000
         13                37,755       15,329      15,329     100,000     24,902      24,902     100,000
         14                41,774       15,978      15,978     100,000     27,129      27,129     100,000
         15                45,995       16,529      16,529     100,000     29,402      29,402     100,000
         16                50,426       16,970      16,970     100,000     31,720      31,720     100,000
         17                55,079       17,291      17,291     100,000     34,081      34,081     100,000
         18                59,964       17,476      17,476     100,000     36,482      36,482     100,000
         19                65,094       17,507      17,507     100,000     38,921      38,921     100,000
         20                70,480       17,364      17,364     100,000     41,395      41,395     100,000
       Age 60              45,995       16,529      16,529     100,000     29,402      29,402     100,000
       Age 65              70,480       17,364      17,364     100,000     41,395      41,395     100,000
       Age 70             101,730       13,603      13,603     100,000     55,203      55,203     100,000
       Age 75             141,614          724         724     100,000     71,626      71,626     100,000

                               HYPOTHETICAL 12%
                           GROSS INVESTMENT RETURN
                       --------------------------------
       POLICY          SURRENDER    POLICY      DEATH
        YEAR             VALUE     VALUE (2)   BENEFIT
---------------------  ---------   ---------   --------
          1               1,767       1,767    100,000
          2               3,686       3,686    100,000
          3               5,772       5,772    100,000
          4               8,041       8,041    100,000
          5              10,513      10,513    100,000
          6              13,208      13,208    100,000
          7              16,146      16,146    100,000
          8              19,350      19,350    100,000
          9              22,849      22,849    100,000
         10              26,671      26,671    100,000
         11              30,934      30,934    100,000
         12              35,625      35,625    100,000
         13              40,800      40,800    100,000
         14              46,526      46,526    100,000
         15              52,877      52,877    100,000
         16              59,940      59,940    100,000
         17              67,815      67,815    100,000
         18              76,624      76,624    100,000
         19              86,461      86,461    107,212
         20              97,282      97,282    118,684
       Age 60            52,877      52,877    100,000
       Age 65            97,282      97,282    118,684
       Age 70           171,537     171,537    198,983
       Age 75           292,463     292,463    312,935



(1) Assumes a $2,030 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.


(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                            SIMPLIFIED UNDERWRITING



                                                          FACE AMOUNT = $100,000



                                                          MALE NON-SMOKER AGE 45



                                                          DEATH BENEFIT OPTION 3



                       BASED ON CURRENT MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS


                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1                 2,132        1,571       1,571     100,000       1,678       1,678    100,000
          2                 4,370        3,070       3,070     100,000       3,382       3,382    100,000
          3                 6,720        4,516       4,516     100,000       5,132       5,132    100,000
          4                 9,187        5,952       5,952     100,000       6,973       6,973    100,000
          5                11,778        7,336       7,336     100,000       8,867       8,867    100,000
          6                14,498        8,685       8,685     100,000      10,834      10,834    100,000
          7                17,355        9,976       9,976     100,000      12,852      12,852    100,000
          8                20,354       11,276      11,276     100,000      14,994      14,994    100,000
          9                23,503       12,551      12,551     100,000      17,229      17,229    100,000
         10                26,810       13,791      13,791     100,000      19,554      19,554    100,000
         11                30,282       15,043      15,043     100,000      22,037      22,037    100,000
         12                33,927       16,281      16,281     100,000      24,645      24,645    100,000
         13                37,755       17,517      17,517     100,000      27,397      27,397    100,000
         14                41,774       18,763      18,763     100,000      30,310      30,310    100,000
         15                45,995       19,967      19,967     100,000      33,345      33,345    100,000
         16                50,426       21,124      21,124     100,000      36,509      36,509    100,000
         17                55,079       22,214      22,214     100,000      39,791      39,791    100,000
         18                59,964       23,232      23,232     100,000      43,199      43,199    100,000
         19                65,094       24,176      24,176     100,000      46,742      46,742    100,000
         20                70,480       25,043      25,043     100,000      50,430      50,430    100,000
       Age 60              45,995       19,967      19,967     100,000      33,345      33,345    100,000
       Age 65              70,480       25,043      25,043     100,000      50,430      50,430    100,000
       Age 70             101,730       28,365      28,365     100,000      72,223      72,223    109,854
       Age 75             141,614       28,681      28,681     100,000      98,226      98,226    135,532

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1               1,786        1,786     100,000
          2               3,708        3,708     100,000
          3               5,801        5,801     100,000
          4               8,126        8,126     100,000
          5              10,667       10,667     100,000
          6              13,464       13,464     100,000
          7              16,521       16,521     100,000
          8              19,936       19,936     100,000
          9              23,712       23,712     100,000
         10              27,880       27,880     100,000
         11              32,575       32,575     100,000
         12              37,793       37,793     100,000
         13              43,603       43,603     100,000
         14              50,079       50,079     100,000
         15              57,227       57,227     110,204
         16              65,072       65,072     122,112
         17              73,664       73,664     134,763
         18              83,071       83,071     148,220
         19              93,367       93,367     162,559
         20             104,633      104,633     177,862
       Age 60            57,227       57,227     110,204
       Age 65           104,633      104,633     177,862
       Age 70           180,968      180,968     275,260
       Age 75           300,888      300,888     415,165



(1) Assumes a $2,030 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.


(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                            SIMPLIFIED UNDERWRITING



                                                          FACE AMOUNT = $100,000



                                                          MALE NON-SMOKER AGE 45



                                                          DEATH BENEFIT OPTION 3



                     BASED ON GUARANTEED MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS


                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1                 2,132        1,553       1,553     100,000       1,660       1,660    100,000
          2                 4,370        3,051       3,051     100,000       3,362       3,362    100,000
          3                 6,720        4,494       4,494     100,000       5,106       5,106    100,000
          4                 9,187        5,879       5,879     100,000       6,894       6,894    100,000
          5                11,778        7,206       7,206     100,000       8,725       8,725    100,000
          6                14,498        8,473       8,473     100,000      10,600      10,600    100,000
          7                17,355        9,674       9,674     100,000      12,515      12,515    100,000
          8                20,354       10,804      10,804     100,000      14,468      14,468    100,000
          9                23,503       11,859      11,859     100,000      16,456      16,456    100,000
         10                26,810       12,831      12,831     100,000      18,475      18,475    100,000
         11                30,282       13,752      13,752     100,000      20,577      20,577    100,000
         12                33,927       14,586      14,586     100,000      22,718      22,718    100,000
         13                37,755       15,329      15,329     100,000      24,902      24,902    100,000
         14                41,774       15,978      15,978     100,000      27,129      27,129    100,000
         15                45,995       16,529      16,529     100,000      29,402      29,402    100,000
         16                50,426       16,970      16,970     100,000      31,720      31,720    100,000
         17                55,079       17,291      17,291     100,000      34,081      34,081    100,000
         18                59,964       17,476      17,476     100,000      36,482      36,482    100,000
         19                65,094       17,507      17,507     100,000      38,921      38,921    100,000
         20                70,480       17,364      17,364     100,000      41,395      41,395    100,000
       Age 60              45,995       16,529      16,529     100,000      29,402      29,402    100,000
       Age 65              70,480       17,364      17,364     100,000      41,395      41,395    100,000
       Age 70             101,730       13,603      13,603     100,000      55,203      55,203    100,000
       Age 75             141,614          724         724     100,000      71,626      71,626    100,000

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1               1,767        1,767     100,000
          2               3,686        3,686     100,000
          3               5,772        5,772     100,000
          4               8,041        8,041     100,000
          5              10,513       10,513     100,000
          6              13,208       13,208     100,000
          7              16,146       16,146     100,000
          8              19,350       19,350     100,000
          9              22,849       22,849     100,000
         10              26,671       26,671     100,000
         11              30,934       30,934     100,000
         12              35,625       35,625     100,000
         13              40,800       40,800     100,000
         14              46,526       46,526     100,000
         15              52,875       52,875     101,824
         16              59,816       59,816     112,249
         17              67,345       67,345     123,203
         18              75,505       75,505     134,721
         19              84,338       84,338     146,838
         20              93,888       93,888     159,597
       Age 60            52,875       52,875     101,824
       Age 65            93,888       93,888     159,597
       Age 70           156,193      156,193     237,576
       Age 75           247,412      247,412     341,379


(1) Assumes a $13,160 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               FULL UNDERWRITING



                                                          FACE AMOUNT = $300,000



                                                          MALE NON-SMOKER AGE 30



                                                          DEATH BENEFIT OPTION 2



                       BASED ON CURRENT MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS


                          PREMIUMS             HYPOTHETICAL 0%                     HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   ---------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY       DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)    BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   ---------
          1                 11,205       10,194      10,194    310,194      10,820       10,820     310,820
          2                 22,969       20,237      20,237    320,237      22,124       22,124     322,124
          3                 35,322       30,131      30,131    330,131      33,933       33,933     333,933
          4                 48,293       39,865      39,865    339,865      46,253       46,253     346,253
          5                 61,912       49,424      49,424    349,424      59,088       59,088     359,088
          6                 76,212       58,807      58,807    358,807      72,456       72,456     372,456
          7                 91,228       68,010      68,010    368,010      86,372       86,372     386,372
          8                106,993       77,064      77,064    377,064     100,889      100,889     400,889
          9                123,548       85,944      85,944    385,944     116,004      116,004     416,004
         10                140,930       94,646      94,646    394,646     131,735      131,735     431,735
         11                159,181      103,432     103,432    403,432     148,479      148,479     448,479
         12                178,344      112,066     112,066    412,066     165,955      165,955     465,955
         13                198,466      120,557     120,557    420,557     184,205      184,205     484,205
         14                219,594      128,908     128,908    428,908     203,262      203,262     503,262
         15                241,778      137,124     137,124    437,124     223,167      223,167     523,167
         16                265,072      145,204     145,204    445,204     243,955      243,955     543,955
         17                289,530      153,110     153,110    453,110     265,625      265,625     565,625
         18                315,211      160,840     160,840    460,840     288,214      288,214     588,214
         19                342,176      168,391     168,391    468,391     311,756      311,756     614,159
         20                370,489      175,762     175,762    475,762     336,287      336,287     642,308
       Age 60              744,417      243,405     243,405    543,405     660,141      660,141     960,141
       Age 65            1,011,998      267,778     267,778    567,778     880,812      880,812   1,180,812
       Age 70            1,353,507      282,707     282,707    582,707    1,150,397   1,150,397   1,450,397
       Age 75            1,789,368      284,175     284,175    584,175    1,476,508   1,476,508   1,776,508

                                HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ----------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ----------
          1              11,447       11,447      311,447
          2              24,087       24,087      324,087
          3              38,043       38,043      338,043
          4              53,433       53,433      353,433
          5              70,387       70,387      370,387
          6              89,058       89,058      389,058
          7             109,617      109,617      409,617
          8             132,286      132,286      432,286
          9             157,251      157,251      457,251
         10             184,738      184,738      484,738
         11             215,532      215,532      538,829
         12             249,489      249,489      606,259
         13             286,945      286,945      677,190
         14             328,263      328,263      751,721
         15             373,850      373,850      829,947
         16             424,148      424,148      911,918
         17             479,573      479,573    1,002,307
         18             540,645      540,645    1,097,509
         19             607,931      607,931    1,197,624
         20             682,066      682,066    1,302,747
       Age 60          2,048,314   2,048,314    2,744,741
       Age 65          3,451,075   3,451,075    4,210,312
       Age 70          5,756,312   5,756,312    6,677,321
       Age 75          9,558,074   9,558,074   10,227,139



(1) Assumes a $10,671 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.


(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               FULL UNDERWRITING



                                                          FACE AMOUNT = $300,000



                                                          MALE NON-SMOKER AGE 30



                                                          DEATH BENEFIT OPTION 2



                     BASED ON GUARANTEED MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS


                          PREMIUMS             HYPOTHETICAL 0%                     HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   ---------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY       DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)    BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   ---------
          1                 11,205        9,983       9,983    309,983      10,603       10,603     310,603
          2                 22,969       19,783      19,783    319,783      21,643       21,643     321,643
          3                 35,322       29,400      29,400    329,400      33,137       33,137     333,137
          4                 48,293       38,832      38,832    338,832      45,098       45,098     345,098
          5                 61,912       48,077      48,077    348,077      57,541       57,541     357,541
          6                 76,212       57,133      57,133    357,133      70,482       70,482     370,482
          7                 91,228       65,996      65,996    365,996      83,934       83,934     383,934
          8                106,993       74,664      74,664    374,664      97,913       97,913     397,913
          9                123,548       83,131      83,131    383,131     112,433      112,433     412,433
         10                140,930       91,391      91,391    391,391     127,507      127,507     427,507
         11                159,181       99,691      99,691    399,691     143,509      143,509     443,509
         12                178,344      107,790     107,790    407,790     160,152      160,152     460,152
         13                198,466      115,693     115,693    415,693     177,467      177,467     477,467
         14                219,594      123,389     123,389    423,389     195,470      195,470     495,470
         15                241,778      130,877     130,877    430,877     214,188      214,188     514,188
         16                265,072      138,150     138,150    438,150     233,644      233,644     533,644
         17                289,530      145,207     145,207    445,207     253,866      253,866     553,866
         18                315,211      152,044     152,044    452,044     274,882      274,882     574,882
         19                342,176      158,654     158,654    458,654     296,717      296,717     596,717
         20                370,489      165,029     165,029    465,029     319,397      319,397     619,397
       Age 60              744,417      216,734     216,734    516,734     610,823      610,823     910,823
       Age 65            1,011,998      226,986     226,986    526,986     800,437      800,437   1,100,437
       Age 70            1,353,507      219,900     219,900    519,900    1,020,725   1,020,725   1,320,725
       Age 75            1,789,368      186,487     186,487    486,487    1,268,360   1,268,360   1,568,360

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1              11,223       11,223     311,223
          2              23,578       23,578     323,578
          3              37,177       37,177     337,177
          4              52,145       52,145     352,145
          5              68,613       68,613     368,613
          6              86,732       86,732     386,732
          7             106,661      106,661     406,661
          8             128,580      128,580     428,580
          9             152,682      152,682     452,682
         10             179,182      179,182     479,182
         11             208,828      208,828     522,071
         12             241,411      241,411     586,629
         13             277,211      277,211     654,217
         14             316,530      316,530     724,853
         15             359,716      359,716     798,569
         16             407,144      407,144     875,360
         17             459,218      459,218     959,766
         18             516,394      516,394   1,048,280
         19             579,170      579,170   1,140,966
         20             648,100      648,100   1,237,871
       Age 60          1,897,116   1,897,116   2,542,135
       Age 65          3,158,186   3,158,186   3,852,986
       Age 70          5,196,191   5,196,191   6,027,582
       Age 75          8,515,647   8,515,647   9,111,742



(1) Assumes a $10,671 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.


(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               FULL UNDERWRITING


                                                          FACE AMOUNT = $300,000



                                                          MALE NON-SMOKER AGE 45



                                                          DEATH BENEFIT OPTION 1



                       BASED ON CURRENT MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS


                          PREMIUMS          HYPOTHETICAL 0% GROSS              HYPOTHETICAL 6% GROSS
                         PAID PLUS            INVESTMENT RETURN                  INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1                 6,398        5,448       5,448     300,000       5,794       5,794    300,000
          2                13,115       10,658      10,658     300,000      11,686      11,686    300,000
          3                20,169       15,848      15,848     300,000      17,901      17,901    300,000
          4                27,575       20,851      20,851     300,000      24,283      24,283    300,000
          5                35,351       25,694      25,694     300,000      30,866      30,866    300,000
          6                43,516       30,393      30,393     300,000      37,672      37,672    300,000
          7                52,090       34,958      34,958     300,000      44,722      44,722    300,000
          8                61,092       39,390      39,390     300,000      52,029      52,029    300,000
          9                70,544       43,679      43,679     300,000      59,593      59,593    300,000
         10                80,469       47,796      47,796     300,000      67,401      67,401    300,000
         11                90,890       51,877      51,877     300,000      75,659      75,659    300,000
         12               101,832       55,806      55,806     300,000      84,231      84,231    300,000
         13               113,321       59,606      59,606     300,000      93,155      93,155    300,000
         14               125,385       63,286      63,286     300,000     102,463     102,463    300,000
         15               138,052       66,844      66,844     300,000     112,176     112,176    300,000
         16               151,352       70,265      70,265     300,000     122,308     122,308    300,000
         17               165,318       73,489      73,489     300,000     132,841     132,841    300,000
         18               179,981       76,506      76,506     300,000     143,801     143,801    300,000
         19               195,378       79,309      79,309     300,000     155,221     155,221    300,000
         20               211,544       81,886      81,886     300,000     167,136     167,136    300,000
       Age 60             138,052       66,844      66,844     300,000     112,176     112,176    300,000
       Age 65             211,544       81,886      81,886     300,000     167,136     167,136    300,000
       Age 70             305,341       91,943      91,943     300,000     238,736     238,736    300,000
       Age 75             425,052       93,280      93,280     300,000     332,547     332,547    355,825

                            HYPOTHETICAL 12% GROSS
                               INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1               6,140        6,140     300,000
          2              12,756       12,756     300,000
          3              20,124       20,124     300,000
          4              28,149       28,149     300,000
          5              36,927       36,927     300,000
          6              46,554       46,554     300,000
          7              57,131       57,131     300,000
          8              68,762       68,762     300,000
          9              81,552       81,552     300,000
         10              95,605       95,605     300,000
         11             111,347      111,347     300,000
         12             128,741      128,741     300,000
         13             148,002      148,002     300,000
         14             169,355      169,355     300,000
         15             193,051      193,051     300,000
         16             219,363      219,363     300,000
         17             248,557      248,557     318,154
         18             280,753      280,753     353,749
         19             316,236      316,236     392,133
         20             355,346      355,346     433,522
       Age 60           193,051      193,051     300,000
       Age 65           355,346      355,346     433,522
       Age 70           626,731      626,731     727,008
       Age 75          1,074,282   1,074,282   1,149,482



(1) Assumes a $6,093 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.


(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               FULL UNDERWRITING



                                                          FACE AMOUNT = $300,000



                                                          MALE NON-SMOKER AGE 45



                                                          DEATH BENEFIT OPTION 1



                     BASED ON GUARANTEED MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS


                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1                 6,398        4,662       4,662     300,000       4,983       4,983    300,000
          2                13,115        9,159       9,159     300,000      10,092      10,092    300,000
          3                20,169       13,489      13,489     300,000      15,329      15,329    300,000
          4                27,575       17,648      17,648     300,000      20,696      20,696    300,000
          5                35,351       21,632      21,632     300,000      26,193      26,193    300,000
          6                43,516       25,435      25,435     300,000      31,821      31,821    300,000
          7                52,090       29,042      29,042     300,000      37,572      37,572    300,000
          8                61,092       32,436      32,436     300,000      43,434      43,434    300,000
          9                70,544       35,602      35,602     300,000      49,401      49,401    300,000
         10                80,469       38,521      38,521     300,000      55,464      55,464    300,000
         11                90,890       41,288      41,288     300,000      61,776      61,776    300,000
         12               101,832       43,792      43,792     300,000      68,206      68,206    300,000
         13               113,321       46,025      46,025     300,000      74,762      74,762    300,000
         14               125,385       47,976      47,976     300,000      81,450      81,450    300,000
         15               138,052       49,631      49,631     300,000      88,277      88,277    300,000
         16               151,352       50,958      50,958     300,000      95,238      95,238    300,000
         17               165,318       51,922      51,922     300,000     102,328     102,328    300,000
         18               179,981       52,481      52,481     300,000     109,542     109,542    300,000
         19               195,378       52,576      52,576     300,000     116,867     116,867    300,000
         20               211,544       52,152      52,152     300,000     124,301     124,301    300,000
       Age 60             138,052       49,631      49,631     300,000      88,277      88,277    300,000
       Age 65             211,544       52,152      52,152     300,000     124,301     124,301    300,000
       Age 70             305,341       40,890      40,890     300,000     165,799     165,799    300,000
       Age 75             425,052        2,287       2,287     300,000     215,205     215,205    300,000

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1               5,304        5,304     300,000
          2              11,064       11,064     300,000
          3              17,326       17,326     300,000
          4              24,140       24,140     300,000
          5              31,559       31,559     300,000
          6              39,650       39,650     300,000
          7              48,470       48,470     300,000
          8              58,091       58,091     300,000
          9              68,593       68,593     300,000
         10              80,069       80,069     300,000
         11              92,868       92,868     300,000
         12             106,951      106,951     300,000
         13             122,491      122,491     300,000
         14             139,681      139,681     300,000
         15             158,751      158,751     300,000
         16             179,957      179,957     300,000
         17             203,603      203,603     300,000
         18             230,053      230,053     300,000
         19             259,588      259,588     321,889
         20             292,075      292,075     356,332
       Age 60           158,751      158,751     300,000
       Age 65           292,075      292,075     356,332
       Age 70           515,003      515,003     597,403
       Age 75           878,045      878,045     939,508



(1) Assumes a $6,093 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.


(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               FULL UNDERWRITING



                                                          FACE AMOUNT = $300,000



                                                          MALE NON-SMOKER AGE 45



                                                          DEATH BENEFIT OPTION 3



                       BASED ON CURRENT MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS


                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1                 6,398        5,448       5,448     300,000       5,794       5,794    300,000
          2                13,115       10,658      10,658     300,000      11,686      11,686    300,000
          3                20,169       15,848      15,848     300,000      17,901      17,901    300,000
          4                27,575       20,851      20,851     300,000      24,283      24,283    300,000
          5                35,351       25,694      25,694     300,000      30,866      30,866    300,000
          6                43,516       30,393      30,393     300,000      37,672      37,672    300,000
          7                52,090       34,958      34,958     300,000      44,722      44,722    300,000
          8                61,092       39,390      39,390     300,000      52,029      52,029    300,000
          9                70,544       43,679      43,679     300,000      59,593      59,593    300,000
         10                80,469       47,796      47,796     300,000      67,401      67,401    300,000
         11                90,890       51,877      51,877     300,000      75,659      75,659    300,000
         12               101,832       55,806      55,806     300,000      84,231      84,231    300,000
         13               113,321       59,606      59,606     300,000      93,155      93,155    300,000
         14               125,385       63,286      63,286     300,000     102,463     102,463    300,000
         15               138,052       66,844      66,844     300,000     112,176     112,176    300,000
         16               151,352       70,265      70,265     300,000     122,308     122,308    300,000
         17               165,318       73,489      73,489     300,000     132,841     132,841    300,000
         18               179,981       76,506      76,506     300,000     143,801     143,801    300,000
         19               195,378       79,309      79,309     300,000     155,221     155,221    300,000
         20               211,544       81,886      81,886     300,000     167,136     167,136    300,000
       Age 60             138,052       66,844      66,844     300,000     112,176     112,176    300,000
       Age 65             211,544       81,886      81,886     300,000     167,136     167,136    300,000
       Age 70             305,341       91,943      91,943     300,000     236,665     236,665    359,968
       Age 75             425,052       93,280      93,280     300,000     318,744     318,744    439,791

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1               6,140        6,140     300,000
          2              12,756       12,756     300,000
          3              20,124       20,124     300,000
          4              28,149       28,149     300,000
          5              36,927       36,927     300,000
          6              46,554       46,554     300,000
          7              57,131       57,131     300,000
          8              68,762       68,762     300,000
          9              81,552       81,552     300,000
         10              95,605       95,605     300,000
         11             111,347      111,347     300,000
         12             128,741      128,741     300,000
         13             148,002      148,002     300,478
         14             169,238      169,238     334,558
         15             192,551      192,551     370,787
         16             218,134      218,134     409,328
         17             246,153      246,153     450,300
         18             276,828      276,828     493,916
         19             310,402      310,402     540,414
         20             347,137      347,137     590,065
       Age 60           192,551      192,551     370,787
       Age 65           347,137      347,137     590,065
       Age 70           596,104      596,104     906,672
       Age 75           987,149      987,149   1,362,032



(1) Assumes a $6,093 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.


(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               FULL UNDERWRITING



                                                          FACE AMOUNT = $300,000



                                                          MALE NON-SMOKER AGE 45



                                                          DEATH BENEFIT OPTION 3



                     BASED ON GUARANTEED MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS


                          PREMIUMS          HYPOTHETICAL 0% GROSS              HYPOTHETICAL 6% GROSS
                         PAID PLUS            INVESTMENT RETURN                  INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1                 6,398        4,662       4,662     300,000       4,983       4,983    300,000
          2                13,115        9,159       9,159     300,000      10,092      10,092    300,000
          3                20,169       13,489      13,489     300,000      15,329      15,329    300,000
          4                27,575       17,648      17,648     300,000      20,696      20,696    300,000
          5                35,351       21,632      21,632     300,000      26,193      26,193    300,000
          6                43,516       25,435      25,435     300,000      31,821      31,821    300,000
          7                52,090       29,042      29,042     300,000      37,572      37,572    300,000
          8                61,092       32,436      32,436     300,000      43,434      43,434    300,000
          9                70,544       35,602      35,602     300,000      49,401      49,401    300,000
         10                80,469       38,521      38,521     300,000      55,464      55,464    300,000
         11                90,890       41,288      41,288     300,000      61,776      61,776    300,000
         12               101,832       43,792      43,792     300,000      68,206      68,206    300,000
         13               113,321       46,025      46,025     300,000      74,762      74,762    300,000
         14               125,385       47,976      47,976     300,000      81,450      81,450    300,000
         15               138,052       49,631      49,631     300,000      88,277      88,277    300,000
         16               151,352       50,958      50,958     300,000      95,238      95,238    300,000
         17               165,318       51,922      51,922     300,000     102,328     102,328    300,000
         18               179,981       52,481      52,481     300,000     109,542     109,542    300,000
         19               195,378       52,576      52,576     300,000     116,867     116,867    300,000
         20               211,544       52,152      52,152     300,000     124,301     124,301    300,000
       Age 60             138,052       49,631      49,631     300,000      88,277      88,277    300,000
       Age 65             211,544       52,152      52,152     300,000     124,301     124,301    300,000
       Age 70             305,341       40,890      40,890     300,000     165,799     165,799    300,000
       Age 75             425,052        2,287       2,287     300,000     215,205     215,205    300,000

                            HYPOTHETICAL 12% GROSS
                               INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1               5,304        5,304     300,000
          2              11,064       11,064     300,000
          3              17,326       17,326     300,000
          4              24,140       24,140     300,000
          5              31,559       31,559     300,000
          6              39,650       39,650     300,000
          7              48,470       48,470     300,000
          8              58,091       58,091     300,000
          9              68,593       68,593     300,000
         10              80,069       80,069     300,000
         11              92,868       92,868     300,000
         12             106,951      106,951     300,000
         13             122,491      122,491     300,000
         14             139,681      139,681     300,000
         15             158,745      158,745     305,689
         16             179,581      179,581     336,982
         17             202,184      202,184     369,865
         18             226,682      226,682     404,445
         19             253,197      253,197     440,819
         20             281,866      281,866     479,118
       Age 60           158,745      158,745     305,689
       Age 65           281,866      281,866     479,118
       Age 70           468,911      468,911     713,213
       Age 75           742,761      742,761   1,024,835



(1) Assumes a $6,093 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.


(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company (the "Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Boston, Massachusetts
February 1, 2000

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                     1999    1998    1997
 -------------                                     ----    ----    ----
 REVENUES
     Premiums...................................  $  0.5  $  0.5  $ 22.8
     Universal life and investment product
       policy fees..............................   328.1   267.4   212.2
     Net investment income......................   150.2   151.3   164.2
     Net realized investment (losses) gains.....    (8.7)   20.0     2.9
     Other income...............................    36.9     0.6     1.4
                                                  ------  ------  ------
         Total revenues.........................   507.0   439.8   403.5
                                                  ------  ------  ------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims and losses.........   173.6   153.9   187.8
     Policy acquisition expenses................    49.8    64.6     2.8
     Sales practice litigation..................    --      21.0    --
     Loss from cession of disability income
       business.................................    --      --      53.9
     Other operating expenses...................   151.3   104.1   101.3
                                                  ------  ------  ------
         Total benefits, losses and expenses....   374.7   343.6   345.8
                                                  ------  ------  ------
 Income before federal income taxes.............   132.3    96.2    57.7
                                                  ------  ------  ------
 FEDERAL INCOME TAX EXPENSE
     Current....................................    15.5    22.1    13.9
     Deferred...................................    30.5    11.8     7.1
                                                  ------  ------  ------
         Total federal income tax expense.......    46.0    33.9    21.0
                                                  ------  ------  ------
 Net income.....................................  $ 86.3  $ 62.3  $ 36.7
                                                  ======  ======  ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31,
 (IN MILLIONS, EXCEPT PER SHARE DATA)                        1999       1998
 ------------------------------------                      ---------  ---------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
       $1,354.2 and $1,284.6)............................  $ 1,324.6  $ 1,330.4
     Equity securities at fair value (cost of $25.2 and
       $27.4)............................................       32.6       31.8
     Mortgage loans......................................      223.7      230.0
     Policy loans........................................      166.8      151.5
     Real estate and other long-term investments.........       25.1       23.6
                                                           ---------  ---------
         Total investments...............................    1,772.8    1,767.3
                                                           ---------  ---------
   Cash and cash equivalents.............................      132.9      217.9
   Accrued investment income.............................       36.0       33.5
   Deferred policy acquisition costs.....................    1,156.4      950.5
   Reinsurance receivable on paid and unpaid losses,
     benefits and unearned premiums......................      287.2      308.0
   Other assets..........................................       64.8       46.9
   Separate account assets...............................   14,527.9   11,020.4
                                                           ---------  ---------
         Total assets....................................  $17,978.0  $14,344.5
                                                           =========  =========
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $ 2,274.7  $ 2,284.8
     Outstanding claims and losses.......................       13.7       17.9
     Unearned premiums...................................        2.6        2.7
     Contractholder deposit funds and other policy
       liabilities.......................................       44.3       38.1
                                                           ---------  ---------
         Total policy liabilities and accruals...........    2,335.3    2,343.5
                                                           ---------  ---------
   Expenses and taxes payable............................      216.8      146.2
   Reinsurance premiums payable..........................       17.9       45.7
   Deferred federal income taxes.........................       94.8       78.8
   Separate account liabilities..........................   14,527.9   11,020.4
                                                           ---------  ---------
         Total liabilities...............................   17,192.7   13,634.6
                                                           ---------  ---------
   Contingencies (Note 12)
 SHAREHOLDER'S EQUITY
   Common stock, $1,000 par value, 10,000 shares
     authorized, 2,526 and 2,524 shares, issued and
     outstanding.........................................        2.5        2.5
   Additional paid-in capital............................      423.7      407.9
   Accumulated other comprehensive (loss) income.........       (2.6)      24.1
   Retained earnings.....................................      361.7      275.4
                                                           ---------  ---------
         Total shareholder's equity......................      785.3      709.9
                                                           ---------  ---------
         Total liabilities and shareholder's equity......  $17,978.0  $14,344.5
                                                           =========  =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                     1999     1998     1997
 -------------                                    -------  -------  -------
 COMMON STOCK...................................  $  2.5   $  2.5   $  2.5
                                                  ------   ------   ------

 ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of period.............   407.9    386.9    346.3
     Issuance of common stock...................    15.8     21.0     40.6
                                                  ------   ------   ------
     Balance at end of period...................   423.7    407.9    386.9
                                                  ------   ------   ------
 ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
     Net unrealized (depreciation) appreciation
       on investments:
     Balance at beginning of period.............    24.1     38.5     20.5
     (Depreciation) appreciation during the
       period:
         Net (depreciation) appreciation on
           available-for-sale securities........   (41.1)   (23.4)    27.0
         Benefit (provision) for deferred
           federal income taxes.................    14.4      9.0     (9.0)
                                                  ------   ------   ------
                                                   (26.7)   (14.4)    18.0
                                                  ------   ------   ------
     Balance at end of period...................    (2.6)    24.1     38.5
                                                  ------   ------   ------
 RETAINED EARNINGS
     Balance at beginning of period.............   275.4    213.1    176.4
     Net income.................................    86.3     62.3     36.7
                                                  ------   ------   ------
     Balance at end of period...................   361.7    275.4    213.1
                                                  ------   ------   ------
         Total shareholder's equity.............  $785.3   $709.9   $641.0
                                                  ======   ======   ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                  1999    1998    1997
 -------------                                 ------  ------  ------
 Net income..................................  $ 86.3  $ 62.3  $36.7
 Other comprehensive (loss) income:
     Net (depreciation) appreciation on
       available-for-sale securities.........   (41.1)  (23.4)  27.0
     Benefit (provision) for deferred federal
       income taxes..........................    14.4     9.0   (9.0)
                                               ------  ------  -----
         Other comprehensive (loss) income...   (26.7)  (14.4)  18.0
                                               ------  ------  -----
     Comprehensive income....................  $ 59.6  $ 47.9  $54.7
                                               ======  ======  =====

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                  1999     1998     1997
 -------------                                 -------  -------  -------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $  86.3  $  62.3  $  36.7
     Adjustments to reconcile net income to
       net cash used in operating activities:
         Net realized losses/(gains).........      8.7    (20.0)    (2.9)
         Net amortization and depreciation...     (2.3)    (7.1)   --
         Sales practice litigation expense...    --        21.0    --
         Loss from cession of disability
           income business...................    --       --        53.9
         Deferred federal income taxes.......     30.5     11.8      7.1
         Payment related to cession of
           disability income business........    --       --      (207.0)
         Change in deferred acquisition
           costs.............................   (169.7)  (177.8)  (181.3)
         Change in reinsurance premiums
           payable...........................    (31.5)    40.8      3.9
         Change in accrued investment
           income............................     (2.5)     0.7      3.5
         Change in policy liabilities and
           accruals, net.....................     (8.4)   193.1    (72.4)
         Change in reinsurance receivable....     20.7    (56.9)    22.1
         Change in expenses and taxes
           payable...........................     64.1     55.4      0.2
         Other, net..........................    (14.8)   (28.5)    (7.1)
                                               -------  -------  -------
             Net cash (used in) provided by
               operating activities..........    (18.9)    94.8   (343.3)
                                               -------  -------  -------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities
       of available-for-sale fixed
       maturities............................    330.9    187.0    909.7
     Proceeds from disposals of equity
       securities............................     30.9     53.3      2.4
     Proceeds from disposals of other
       investments...........................      0.8     22.7     23.7
     Proceeds from mortgages matured or
       collected.............................     30.5     60.1     62.9
     Purchase of available-for-sale fixed
       maturities............................   (415.5)  (136.0)  (579.7)
     Purchase of equity securities...........    (20.2)   (30.6)    (3.2)
     Purchase of other investments...........    (44.1)   (22.7)    (9.0)
     Purchase of mortgages...................    --       (58.9)   (70.4)
     Other investing activities, net.........      2.0     (3.9)   --
                                               -------  -------  -------
         Net cash (used in) provided by
           investing activities..............    (84.7)    71.0    336.4
                                               -------  -------  -------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Contribution from subsidiaries..........     14.6    --       --
     Proceeds from issuance of stock and
       capital paid in.......................      4.0     21.0     19.2
                                               -------  -------  -------
         Net cash provided by financing
           activities........................     18.6     21.0     19.2
                                               -------  -------  -------
 Net change in cash and cash equivalents.....    (85.0)   186.8     12.3
 Cash and cash equivalents, beginning of
  period.....................................    217.9     31.1     18.8
                                               -------  -------  -------
 Cash and cash equivalents, end of period....  $ 132.9  $ 217.9  $  31.1
                                               =======  =======  =======
 SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid...........................  $ --     $ --     $ --
     Income taxes paid.......................  $   4.4  $  36.2  $   5.4

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("FAFLIC") which is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). As noted below, the consolidated accounts of AFLIAC include the accounts of certain wholly-owned non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries).

Prior to July 1, 1999, AFLIAC was a wholly-owned subsidiary of SMA Financial Corporation ("SMAFCO"), which was a wholly-owned subsidiary of FAFLIC. Effective July 1, 1999 and in connection with AFC's restructuring activities, SMAFCO was renamed Allmerica Asset Management , Inc. ("AAM") and contributed it's ownership of AFLIAC to FAFLIC. AAM also contributed Allmerica Investments, Inc., Allmerica Investment Management Company, Inc., Allmerica Financial Investment Management Services, Inc., and Allmerica Financial Services Insurance Agency, Inc., to AFLIAC in exchange for one share of AFLIAC common stock. The equity of these four companies on July 1, 1999 was $11.8 million. For the six months ended December 31, 1999, the subsidiaries of AFLIAC had total revenue of $35.5 million and total benefits, losses and expenses of $24.4 million. All significant intercompany accounts and transactions have been eliminated.

In addition, effective November 1, 1999, the Company's consolidated financial statements include five wholly-owned insurance agencies. These agencies are Allmerica Investments Insurance Agency Inc. of Alabama, Allmerica Investments Insurance Agency of Florida Inc., Allmerica Investment Insurance Agency Inc. of Georgia, Allmerica Investment Insurance Agency Inc. of Kentucky, and Allmerica Investments Insurance Agency Inc. of Mississippi.

The consolidated financial statements of AFLIAC include the accounts of Somerset Square, Inc., a wholly-owned non-insurance company, which was transferred from SMAFCO effective November 30, 1997 and dissolved as a subsidiary effective November 30, 1998. Its results of operations are included for eleven months of 1998 and for the month of December, 1997.

The statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115 ("Statement No. 115"), "Accounting for Certain Investments in Debt and Equity Securities," the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Debt securities and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholder's equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted a plan to dispose of all real estate assets. As of December 31, 1999, there was one property remaining in the Company's real estate portfolio, which is being actively marketed. This asset is carried at the estimated fair value less costs of disposal. Depreciation is not recorded on this asset while it is held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other than temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, disability income and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 3.0% to 6.0% for life insurance and 3 1/2% to 9 1/2% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life, variable universal life and variable annuities include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges. Liabilities for variable annuities include a reserve for benefit claims in excess of a guaranteed minimum fund value.

Individual disability income benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims and losses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported for individual life and disability income policies. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual disability income insurance premiums are recognized as revenue over the related contract periods. The unexpired portion of these premiums is recorded as unearned premiums. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses include annuity benefit claims in excess of a guaranteed minimum fund value, and net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

I.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries (including certain non-insurance operations) file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life insurance company taxable income.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement No. 109"). These differences result primarily from policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

J.  OTHER INCOME AND OTHER OPERATING EXPENSES

Other income and other operating expenses for the year ended December 31, 1999 include investment management and brokerage income and sub-advisory expenses arising from the activities of the non-insurance subsidiaries that were transferred to AFLIAC during 1999, as more fully described in Note 1A.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

K.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges; fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. This statement is effective for fiscal ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY (an indirect wholly-owned subsidiary of Allmerica Financial Corporation) years beginning after June 15, 2000. The Company is currently assessing the impact of adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter of 1998, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $9.8 million through December 31, 1998. The adoption of SOP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The adoption of this statement had no effect on the results of operations or financial position of the Company.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. AFLIAC consists of one segment, Allmerica Financial Services, which underwrites and distributes variable annuities and variable universal life insurance via retail channels.

In June 1997, the FASB also issued Statement No. 130, "Reporting Comprehensive Income" ("Statement No. 130"). Statement No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

L.  RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.  SIGNIFICANT TRANSACTIONS

During 1999, AFLIAC's parent contributed $11.8 million of additional paid-in capital to the Company in the form of four subsidiaries as disclosed in Note 1A above. These subsidiaries consisted of assets of $22.0 million, of which $14.6 million was cash and cash equivalents, and liabilities of $10.2 million. During 1999, 1998 and 1997, SMAFCO contributed $4.0 million, $21.0 million, and $40.6 million respectively, of additional paid-in capital to the Company. The nature of the 1997 contribution was $19.2 million in cash and $21.4 million in other assets including Somerset Square, Inc.

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on the universal life and variable universal life blocks of business. The agreement did not have a material effect on the results of operations or financial position of the Company.

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

(1) Amortized cost for fixed maturities and cost for equity securities.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with the provisions of Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                             1999
                                          -------------------------------------------
                                                       GROSS       GROSS
DECEMBER 31,                              AMORTIZED  UNREALIZED  UNREALIZED    FAIR
(IN MILLIONS)                             COST (1)     GAINS       LOSSES     VALUE
-------------                             ---------  ----------  ----------  --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $    5.2     $ 0.2       $--       $    5.4
States and political subdivisions.......      12.4       0.1       --            12.5
Foreign governments.....................      38.6       0.9         0.6         38.9
Corporate fixed maturities..............   1,180.0      10.3        38.9      1,151.4
Mortgage-backed securities..............     118.0       1.1         2.7        116.4
                                          --------     -----       -----     --------
Total fixed maturities..................  $1,354.2     $12.6       $42.2     $1,324.6
                                          ========     =====       =====     ========
Equity securities.......................  $   25.2     $ 7.4       $--       $   32.6
                                          ========     =====       =====     ========

(1) Amortized cost for fixed maturities and cost for equity securities.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                            1998
                                          ----------------------------------------
                                                     GROSS      GROSS
DECEMBER 31,                              AMORTIZED UNREALIZED UNREALIZED   FAIR
(IN MILLIONS)                             COST (1)   GAINS     LOSSES      VALUE
----------------------------------------  --------    -----      -----    --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $    5.8    $ 0.8      $--      $    6.6
States and political subdivisions.......       2.7      0.2      --            2.9
Foreign governments.....................      48.8      1.6        1.5        48.9
Corporate fixed maturities..............   1,096.0     58.0       17.7     1,136.3
Mortgage-backed securities..............     131.3      5.8        1.4       135.7
                                          --------    -----      -----    --------
Total fixed maturities..................  $1,284.6    $66.4      $20.6    $1,330.4
                                          ========    =====      =====    ========
Equity securities.......................  $   27.4    $ 8.9      $ 4.5    $   31.8
                                          ========    =====      =====    ========

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1999, the amortized cost and market value of these assets on deposit in New York were $196.4 million and $193.0 million, respectively. At December 31, 1998, the amortized cost and market value of assets on deposit were $268.5 million and $284.1 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.1 million and $4.2 million were on deposit with various state and governmental authorities at December 31, 1999 and 1998, respectively.

There were no contractual fixed maturity investment commitments at December 31, 1999.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                     1999
                                                              -------------------
DECEMBER 31,                                                  AMORTIZED    FAIR
(IN MILLIONS)                                                   COST      VALUE
-------------                                                 ---------  --------
Due in one year or less.....................................  $   54.5   $   54.8
Due after one year through five years.......................     349.1      347.2
Due after five years through ten years......................     652.9      637.1
Due after ten years.........................................     297.7      285.5
                                                              --------   --------
Total.......................................................  $1,354.2   $1,324.6
                                                              ========   ========

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                                FIXED      SECURITIES
(IN MILLIONS)                                                 MATURITIES  AND OTHER (1)  TOTAL
-------------                                                 ----------  -------------  ------
1999
Net appreciation, beginning of year.........................    $ 16.2       $  7.9      $ 24.1
                                                                ------       ------      ------
Net depreciation on available-for-sale securities...........     (75.3)        (0.2)      (75.5)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................      34.4       --            34.4
Benefit from deferred federal income taxes..................      14.3          0.1        14.4
                                                                ------       ------      ------
                                                                 (26.6)        (0.1)      (26.7)
                                                                ------       ------      ------
Net (depreciation) appreciation, end of year................    $(10.4)      $  7.8      $ (2.6)
                                                                ======       ======      ======

1998
Net appreciation, beginning of year.........................    $ 22.1       $ 16.4      $ 38.5
                                                                ------       ------      ------
Net depreciation on available-for-sale securities...........     (16.2)       (14.3)      (30.5)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................       7.1       --             7.1
Benefit from deferred federal income taxes..................       3.2          5.8         9.0
                                                                ------       ------      ------
                                                                  (5.9)        (8.5)      (14.4)
                                                                ------       ------      ------
Net appreciation, end of year...............................    $ 16.2       $  7.9      $ 24.1
                                                                ======       ======      ======

1997
Net appreciation, beginning of year.........................    $ 12.7       $  7.8      $ 20.5
                                                                ------       ------      ------
Net appreciation on available-for-sale securities...........      24.3         12.5        36.8
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................      (9.8)      --            (9.8)
Provision for deferred federal income taxes.................      (5.1)        (3.9)       (9.0)
                                                                ------       ------      ------
                                                                   9.4          8.6        18.0
                                                                ------       ------      ------
Net appreciation, end of year...............................    $ 22.1       $ 16.4      $ 38.5
                                                                ======       ======      ======

(1) Includes net (depreciation) appreciation on other investments of $(3.1) million, $0.9 million, and $1.3 million in 1999, 1998, and 1997, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

AFLIAC's mortgage loans are diversified by property type and location. The real estate investment was obtained by an affiliate through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and the real estate investment net of applicable reserves were $234.6 million and $244.5 million at December 31, 1999 and 1998, respectively. Reserves for mortgage loans were $2.4 million and $3.3 million at December 31, 1999 and 1998, respectively.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

During 1997, the Company committed to a plan to dispose of all real estate assets. At December 31, 1999, there was one property remaining in the Company's real estate portfolio which is being actively marketed. Depreciation is not recorded on this asset while it is held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1999, 1998 and 1997.

There were no material contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1999.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                  1999    1998
-------------                                                 ------  ------
Property type:
  Office building...........................................  $136.1  $129.2
  Residential...............................................    18.5    18.9
  Retail....................................................    28.3    37.4
  Industrial/warehouse......................................    51.1    59.2
  Other.....................................................     3.0     3.1
  Valuation allowances......................................    (2.4)   (3.3)
                                                              ------  ------
Total.......................................................  $234.6  $244.5
                                                              ======  ======
Geographic region:
  South Atlantic............................................  $ 60.7  $ 55.5
  Pacific...................................................    76.2    80.0
  East North Central........................................    35.9    41.4
  Middle Atlantic...........................................    20.1    22.5
  New England...............................................    29.9    26.9
  West South Central........................................     1.9     6.7
  Other.....................................................    12.3    14.8
  Valuation allowances......................................    (2.4)   (3.3)
                                                              ------  ------
Total.......................................................  $234.6  $244.5
                                                              ======  ======

At December 31, 1999, scheduled mortgage loan maturities were as follows:
2000 -- $40.8 million; 2001 -- $6.3 million; 2002 -- $11.2 million; 2003 --
$0.5 million; 2004 -- $23.7 million; and $141.2 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1999, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                              BALANCE AT                           BALANCE AT
(IN MILLIONS)                                                 JANUARY 1   PROVISIONS  WRITE-OFFS  DECEMBER 31
-------------                                                 ----------  ----------  ----------  ------------
1999
Mortgage loans..............................................    $ 3.3       $(0.8)       $0.1         $2.4
                                                                =====       =====        ====         ====
1998
Mortgage loans..............................................    $ 9.4       $(4.5)       $1.6         $3.3
                                                                =====       =====        ====         ====
1997
Mortgage loans..............................................    $ 9.5       $ 1.1        $1.2         $9.4
Real estate.................................................      1.7         3.7         5.4        --
                                                                -----       -----        ----         ----
    Total...................................................    $11.2       $ 4.8        $6.6         $9.4
                                                                =====       =====        ====         ====

Provisions on mortgages during 1999 and 1998 reflect the release of redundant specific reserves. Write-offs of $5.4 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less costs to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $11.4 million and $15.3 million, with related reserves of $0.7 million and $1.5 million as of December 31, 1999 and 1998, respectively. All impaired loans were reserved for as of December 31, 1999 and 1998.

The average carrying value of impaired loans was $14.3 million, $17.0 million and $19.8 million, with related interest income while such loans were impaired of $1.5 million, $2.0 million and $2.2 million as of December 31, 1999, 1998 and 1997, respectively.

D.  OTHER

At December 31, 1999 and 1998, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Fixed maturities............................................  $107.2  $107.7  $130.0
Mortgage loans..............................................    19.0    25.5    20.4
Equity securities...........................................     0.4     0.3     1.3
Policy loans................................................    12.4    11.7    10.8
Real estate and other long-term investments.................     4.0     4.8     4.9
Short-term investments......................................     9.5     4.2     1.4
                                                              ------  ------  ------
    Gross investment income.................................   152.5   154.2   168.8
Less investment expenses....................................    (2.3)   (2.9)   (4.6)
                                                              ------  ------  ------
    Net investment income...................................  $150.2  $151.3  $164.2
                                                              ======  ======  ======

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At December 31, 1999, the Company had fixed maturities with a carrying value of $0.8 million on non-accrual status. There were no mortgage loans on non-accrual status at December 31, 1999. There were no mortgage loans or fixed maturities on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investments, was a reduction in net income of $1.2 million in 1999, and had no impact in 1998 and 1997.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $12.2 million, $12.6 million and $21.1 million at December 31, 1999, 1998 and 1997, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $0.9 million, $1.4 million and $1.9 million in 1999, 1998, and 1997, respectively. Actual interest income on these loans included in net investment income aggregated $1.1 million, $1.8 million and $2.1 million in 1999, 1998 and 1997, respectively.

There were no fixed maturities or mortgage loans which were non-income producing for the year ended December 31, 1999.

Included in other long-term investments is income from limited partnerships of $0.9 million and $0.7 million in 1999 and 1998, respectively. There was no income from limited partnerships included in other long-term investments in 1997.

B.  NET REALIZED INVESTMENT GAINS AND LOSSES

Realized (losses) gains on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999   1998   1997
-------------                                                 ------  -----  -----
Fixed maturities............................................  $(18.8) $(6.1) $ 3.0
Mortgage loans..............................................     0.8    8.0   (1.1)
Equity securities...........................................     8.5   15.7    0.5
Real estate and other.......................................     0.8    2.4    0.5
                                                              ------  -----  -----
Net realized investment (losses) gains......................  $ (8.7) $20.0  $ 2.9
                                                              ======  =====  =====

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

                                                              PROCEEDS FROM
FOR THE YEARS ENDED DECEMBER 31,                                VOLUNTARY    GROSS  GROSS
(IN MILLIONS)                                                     SALES      GAINS  LOSSES
-------------                                                 -------------  -----  ------
1999
Fixed maturities............................................     $162.3      $ 2.7   $4.3
Equity securities...........................................     $ 30.4      $10.1   $1.6
1998
Fixed maturities............................................     $ 60.0      $ 2.0   $2.0
Equity securities...........................................     $ 52.6      $17.5   $0.9
1997
Fixed maturities............................................     $702.9      $11.4   $5.0
Equity securities...........................................     $  1.3      $ 0.5   $--

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

C.  OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized (losses) gains to the net balance shown in the consolidated statements of comprehensive income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998   1997
-------------                                                 ------  ------  -----
Unrealized (losses) gains on securities:
Unrealized holding (losses) gains arising during period (net of taxes of $(18.0) million, $(5.6) million and
 $10.2 million in 1999, 1998 and 1997, respectively)........  $(33.4) $ (8.2) $20.3
Less: reclassification adjustment for (losses) gains
 included in net income (net of taxes of $(3.6) million,
 $3.4 million and $1.2 million in 1999, 1998 and 1997,
 respectively)..............................................    (6.7)    6.2    2.3
                                                              ------  ------  -----
Other comprehensive (loss) income...........................  $(26.7) $(14.4) $18.0
                                                              ======  ======  =====

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans are limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the balance sheet approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

FIXED ANNUITY AND OTHER CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under individual fixed annuity contracts are estimated based on current surrender values, supplemental contracts without life contingencies reflect current fund balances, and other individual contract funds represent the present value of future policy benefits.

The estimated fair values of the financial instruments were as follows:

                                                                     1999                1998
                                                              ------------------  ------------------
DECEMBER 31,                                                  CARRYING    FAIR    CARRYING    FAIR
(IN MILLIONS)                                                  VALUE     VALUE     VALUE     VALUE
-------------                                                 --------  --------  --------  --------
FINANCIAL ASSETS
  Cash and cash equivalents.................................  $  132.9  $  132.9  $  217.9  $  217.9
  Fixed maturities..........................................   1,324.6   1,324.6   1,330.4   1,330.4
  Equity securities.........................................      32.6      32.6      31.8      31.8
  Mortgage loans............................................     223.7     222.8     230.0     241.9
  Policy loans..............................................     166.8     166.8     151.5     151.5
                                                              --------  --------  --------  --------
                                                              $1,880.6  $1,879.7  $1,961.6  $1,973.5
                                                              ========  ========  ========  ========
FINANCIAL LIABILITIES
  Individual fixed annuity contracts........................  $1,048.0  $1,014.9  $1,069.4  $1,034.6
  Supplemental contracts without life contingencies.........      25.0      25.0      21.0      21.0
  Other individual contract deposit funds...................      19.3      19.3      17.0      17.0
                                                              --------  --------  --------  --------
                                                              $1,092.3  $1,059.2  $1,107.4  $1,072.6
                                                              ========  ========  ========  ========

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the federal income tax expense in the consolidated statement of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                 1999   1998   1997
-------------                                                 -----  -----  -----
Federal income tax expense
  Current...................................................  $15.5  $22.1  $13.9
  Deferred..................................................   30.5   11.8    7.1
                                                              -----  -----  -----
Total.......................................................  $46.0  $33.9  $21.0
                                                              =====  =====  =====

The provision for federal income taxes does not materially differ from the amount of federal income tax determined by applying the appropriate U.S. statutory income tax rate to income before federal income taxes.

The deferred income tax (asset) liability represents the tax effects of temporary differences:

DECEMBER 31,
(IN MILLIONS)                                                  1999     1998
-------------                                                 -------  -------
Deferred tax (assets) liabilities
  Policy reserves...........................................  $(233.7) $(205.1)
  Deferred acquisition costs................................    339.7    278.8
  Investments, net..........................................     (4.0)    12.5
  Litigation reserves.......................................     (4.3)    (7.4)
  Bad debt reserve..........................................    --        (0.4)
  Other, net................................................     (2.9)     0.4
                                                              -------  -------
Deferred tax liability, net.................................  $  94.8  $  78.8
                                                              =======  =======

Gross deferred income tax liabilities totaled $360.4 million and $291.7 million at December 31, 1999 and 1998, respectively. Gross deferred income tax assets totaled $265.6 million and $212.9 million at December 31, 1999 and 1998, respectively.

The Company believes, based on its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the FAFLIC/AFLIAC consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect federal income tax returns for 1992, 1993, and 1994 for the FAFLIC/AFLIAC consolidated group. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

7.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, and amounted to $173.9 million, $145.4 million and $124.1 million in 1999, 1998 and 1997 respectively. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $48.6 million and $16.4 million at December 31, 1999 and 1998, respectively.

8.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

No dividends were declared by the Company during 1999, 1998 or 1997. During 2000, AFLIAC could pay dividends of $34.3 million to FAFLIC without prior approval.

9.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("Statement
No. 113").

The Company reinsures 100% of its traditional individual life and certain blocks of its universal life business, substantially all of its disability income business, and effective January 1, 1998, the mortality risk on the variable universal life and remaining universal life blocks of business in-force at December 31, 1997.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

Amounts recoverable from reinsurers at December 31, 1999 and 1998 for the disability income business were $241.5 million and $230.8 million, respectively, traditional life were $9.7 million and $11.4 million, respectively, and universal and variable universal life were $36.0 million and $65.8 million, respectively.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Insurance premiums:
  Direct....................................................  $ 41.3  $ 45.5  $ 48.8
  Assumed...................................................    --      --       2.6
  Ceded.....................................................   (40.8)  (45.0)  (28.6)
                                                              ------  ------  ------
Net premiums................................................  $  0.5  $  0.5  $ 22.8
                                                              ======  ======  ======
Insurance and other individual policy benefits, claims and
 losses:
  Direct....................................................  $210.6  $204.0  $226.0
  Assumed...................................................    --      --       4.2
  Ceded.....................................................   (37.0)  (50.1)  (42.4)
                                                              ------  ------  ------
Net policy benefits, claims and losses......................  $173.6  $153.9  $187.8
                                                              ======  ======  ======

10.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition cost asset:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1999     1998    1997
-------------                                                 --------  ------  ------
Balance at beginning of year................................  $  950.5  $765.3  $632.7
  Acquisition expenses deferred.............................     219.5   242.4   184.2
  Amortized to expense during the year......................     (49.8)  (64.6)  (53.1)
  Adjustment to equity during the year......................      36.2     7.4   (10.2)
  Adjustment for cession of disability income insurance.....     --       --     (38.6)
  Adjustment for revision of universal life and variable
    universal life insurance mortality assumptions..........     --       --      50.3
                                                              --------  ------  ------
Balance at end of year......................................  $1,156.4  $950.5  $765.3
                                                              ========  ======  ======

On October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.3 million recapitalization of deferred policy acquisition costs.

11.  LIABILITIES FOR INDIVIDUAL DISABILITY INCOME BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims and losses as new information becomes available and further events occur which may impact the resolution of

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

unsettled claims. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims and losses related to the Company's disability income business was $240.7 million and $233.3 million at December 31, 1999 and 1998. Due to the reinsurance agreement whereby the Company has ceded substantially all of its disability income business to a highly rated reinsurer, the Company believes that no material adverse development of losses will occur. However, the amount of the liabilities could be revised in the near term if the estimates used in determining the liability are revised.

12.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries including AFLIAC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, AFC and the plaintiffs entered into a settlement agreement. The court granted preliminary approval of the settlement on December 4, 1998. On May 19, 1999, the Court issued an order certifying the class for settlement purposes and granting final approval of the settlement agreement. AFLIAC recognized a $21.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 issue resulted from computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Although the Company does not believe that there is a material contingency associated with the Year 2000 issue, there can be no assurance that exposure for material contingencies will not arise.

13.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. In 1999, 49 out of 50 states have adopted the National Association of Insurance Commissioners proposed Codification, which provides for uniform statutory accounting principles. These principles are effective January 1, 2001. The Company is currently assessing the impact that the adoption of Codification will have on its statutory results of operations and financial position. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                  1999    1998    1997
-------------                                                 ------  ------  ------
Statutory net income........................................  $  5.0  $ (8.2) $ 31.5
Statutory shareholder's surplus.............................  $342.7  $312.2  $309.7

PART II


UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission ("SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

Article VIII of Registrant's Bylaws provides: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public Policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO SECTION 26(E) OF THE INVESTMENT COMPANY ACT OF 1940

The Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement amendment comprises the following papers and documents:

The facing sheet
Cross-reference to items required by Form N-8B-2
The prospectus consisting of ___ pages
The undertaking to file reports
The undertaking pursuant to Rule 484 under the 1933 Act
Representations pursuant to Section 26(e) of the 1940 Act.
The signatures

Written consents of the following persons:

     1.  Actuarial Consent
     2.  Opinion of Counsel
     3.  Consent of Independent Accountants

The following exhibits:

1.   Exhibit 1 (Exhibits required by paragraph A of the instructions to Form
     N-8B-2)

     (1) Certified copy of Resolutions of the Board of Directors of the Company dated June 13, 1996 authorizing the establishment of the Separate Account FUVUL was previously filed on December 17, 1999 in Registrant's Initial Registration Statement of Separate Account FUVUL, and is incorporated by reference herein.

     (2)  Not Applicable.

     (3) (a) Underwriting and Administrative Services Agreement between the Company and Allmerica Investments, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 12 (Registration Statement No. 33-57792), and is incorporated by reference herein.

          (b) Selling Group Agreement with Schedule of Commissions is filed herewith.

          (c)  Schedule of Commissions is filed herewith in Exhibit 1(3)(c).

     (4)  First Union Policy (Form 1036-99) is filed herewith.

     (5)  (a)  Waiver of Payment Rider;

          (b)  Other Insured Rider; and

          (c) Guaranteed Death Benefit Rider were previously filed on December 17, 1999 in the Registrant's Initial Registration Statement of Separate Account FUVUL, and are incorporated by reference herein.

     (6) Articles of Incorporation and Bylaws, as amended of the Company, effective as of October 1, 1995 were previously filed on September 29, 1995 in Post-Effective Amendment No. 5 Registration Statement No. 33-57792), and are incorporated by reference herein.

     (7)  Not Applicable.

     (8)  (a)  Form of Evergreen Participation Agreement

          (b)  Form of First Union Distribution Agreement

          (c)  Form of AIT Participation Agreement

          (d)  Federated Participation Agreement

          (e)  Form of Franklin Templeton Participation Agreement

          (f)  Form of Dreyfus Participation Agreement

          (g)  AIM Participation Agreement

          (h)  Alger Participation Agreement

          (i)  MFS Participation Agreement

          (j)  Oppenheimer Participation Agreement are filed herewith.

     (9) (a) BFDS Agreements for lockbox and mailroom services were previously filed on April 16, 1998 in Post-Effective Amendment No. 12 (Registration Statement No. 33-7792), and are incorporated by reference herein.

          (b)  Directors' Power of Attorney is filed herewith.

     (10) Application is filed herewith.

2.   Policy and Policy riders were included in Exhibit 1 (5) above.

3.   Opinion of Counsel is filed herewith.

4.   Not Applicable.

5.   Not Applicable.

6.   Actuarial Consent is filed herewith.

7. Procedures Memorandum dated May, 1993 pursuant to Rule 6e-3(T)(b)(12)(iii) under the 1940 Act, which includes conversion procedures pursuant to Rule 6e-3(T)(b)(13)(v)(B), was previously filed on December 17, 1999 in the Registrant's Initial Registration Statement of Separate Account FUVUL, and is incorporated by reference herein.

8.   Consent of Independent Accountants is filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Pre-Effective Amendment No.1 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 17th day of March, 2000.

                             SEPARATE ACCOUNT FUVUL
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                              BY: /s/ MARY ELDRIDGE
                              ---------------------
                            Mary Eldridge, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURES                      TITLE                                       DATE
/s/ Warren E. Barnes            Vice President and Corporate Controller     March 17, 2000
---------------------------
Warren E. Barnes

Edward J. Parry III*            Director, Vice President, Chief Financial
---------------------------     Officer and Treasurer

Richard M. Reilly*              Director, President and Chief Executive
---------------------------     Officer

John F. O'Brien*                Director and Chairman of the Board
---------------------------

Bruce C. Anderson*              Director
---------------------------

Robert E. Bruce                 Director and Chief Information Officer
---------------------------

John P. Kavanaugh*              Director, Vice President and
---------------------------     Chief Investment Officer

John F. Kelly*                  Director, Vice President and General Counsel
---------------------------

J. Barry May*                   Director
---------------------------

James R. McAuliffe*             Director
---------------------------

Robert P. Restrepo, Jr.*        Director
---------------------------

Eric A. Simonsen*               Director and Vice President
---------------------------

*Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated February 1, 2000 duly executed by such persons.

/s/ Sheila B. St. Hilaire
---------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                             FORM S-6 EXHIBIT TABLE

Exhibit 1(3)(b)     Form of Selling Group Agreement with Commission Schedule

Exhibit 1(3)(c) Schedule of Commissions -- included in Exhibit 1(3)(b), below.

Exhibit 1(4)        First Union Policy (Form 1036-99)

Exhibit 1(8)(a)     Form of Evergreen Participation Agreement

Exhibit 1(8)(b)     Form of First Union Distribution Agreement

Exhibit 1(8)(c)     Form of AIT Participation Agreement

Exhibit 1(8)(d)     Federated Participation Agreement

Exhibit 1(8)(e)     Form of Franklin Templeton Participation Agreement

Exhibit 1(8)(f)     Form of Dreyfus Participation Agreement

Exhibit 1(8)(g)     AIM Participation Agreement

Exhibit 1(8)(h)     Alger Participation Agreement

Exhibit 1(8)(i)     MFS Participation Agreement

Exhibit 1(8)(j)     Oppenheimer Participation Agreement

Exhibit 1(9)(b)     Directors' Power of Attorney

Exhibit 1(10)       Application

Exhibit 3           Opinion of Counsel

Exhibit 6           Actuarial Consent

Exhibit 8           Consent of Independent Accountants